UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [  ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [  ] No [X]

INCORPORATION BY REFERENCE

The information contained in this report on Form 6-K shall be deemed incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-233422, 333-229801, and 333-226194) and Form S-8 (Registration Number 333-226813) of National Energy Services Reunited Corp. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

1

2

FINANCIAL INFORMATION AND CURRENCY OF FINANCIAL STATEMENTS

The unaudited condensed consolidated interim financial statements included in Part 1, Item 1, “Financial Statements (Unaudited)” of this Periodic Report have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Unless otherwise indicated, all references in this Periodic Report to “dollars,” “$,” or “US$” are to U.S. dollars, which is the reporting currency of the unaudited condensed consolidated interim financial statements.

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PART I – FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS (UNAUDITED)

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	June 30, 2021	December 31, 2020 (Revised, Note 3)

Assets
Current assets
Cash and cash equivalents	$66,074	$75,012
Accounts receivable, net	116,483	116,835
Unbilled revenue	117,909	158,457
Service inventories	103,305	94,263
Prepaid assets	13,238	11,480
Retention withholdings	46,384	36,773
Other receivables	19,327	18,454
Other current assets	3,695	3,943
Total current assets	486,415	515,217
Non-current assets
Property, plant and equipment, net	452,453	437,743
Intangible assets, net	131,424	110,376
Goodwill	628,752	620,921
Other assets	7,853	2,797
Total assets	$1,706,897	$1,687,054

Liabilities and equity
Liabilities
Accounts payable	138,914	144,614
Accrued expenses	39,977	73,783
Current installments of long-term debt	54,077	47,500
Short-term borrowings	59,709	42,360
Income taxes payable	7,472	9,420
Other taxes payable	5,095	11,289
Other current liabilities	49,542	30,400
Total current liabilities	354,786	359,366

Long-term debt	287,483	308,614
Deferred tax liabilities	19,447	21,070
Employee benefit liabilities	23,520	21,515
Other liabilities	37,515	32,071
Total liabilities	722,751	742,636

Commitments and contingencies (Note 14)	-	-

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at June 30, 2021 and December 31, 2020, respectively	-	-
Common stock and additional paid in capital, no par value; unlimited shares authorized; 91,119,218 and 87,777,553 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	851,548	831,146
Retained earnings	132,509	113,216
Accumulated other comprehensive income	97	64
Total shareholders’ equity	984,154	944,426
Non-controlling interests	(8)	(8)
Total equity	984,146	944,418
Total liabilities and equity	$1,706,897	$1,687,054

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

4

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

(In US$ thousands, except share data and per share amounts)

	Quarter ended		Year-to-date period ended
Description	June 30, 2021	June 30, 2020 (Revised, Note 3)	June 30, 2021	June 30, 2020 (Revised, Note 3)

Revenues	$234,927	$203,249	$447,353	$402,548
Cost of services	(193,931)	(164,343)	(368,242)	(322,613)
Gross profit	40,996	38,906	79,111	79,935
Selling, general and administrative expenses	(22,379)	(17,114)	(40,525)	(35,741)
Amortization	(4,499)	(3,934)	(8,507)	(7,821)
Operating income	14,118	17,858	30,079	36,373
Interest expense, net	(3,234)	(4,165)	(6,397)	(8,675)
Gain/(loss) on Private Warrant Liability	-	(22)	-	558
Other income / (expense), net	(655)	(309)	(372)	(420)
Income before income tax	10,229	13,362	23,310	27,836
Income tax expense	(2,408)	(2,848)	(4,017)	(5,375)
Net income	7,821	10,514	19,293	22,461
Net income / (loss) attributable to non-controlling interests	-	-	-	-
Net income attributable to shareholders	$7,821	$10,514	$19,293	$22,461

Weighted average shares outstanding:
Basic	91,124,273	88,232,694	90,788,083	87,731,986
Diluted	94,636,374	88,232,694	93,368,023	87,731,986

Net earnings per share (Note 16):
Basic	$0.09	$0.12	$0.21	$0.25
Diluted	$0.08	$0.12	$0.21	$0.25

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

5

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(In US$ thousands)

	Quarter ended		Year-to-date period ended
Description	June 30, 2021	June 30, 2020 (Revised, Note 3)	June 30, 2021	June 30, 2020 (Revised, Note 3)

Net income	$7,821	$10,514	$19,293	$22,461
Other comprehensive income, net of tax
Foreign currency translation adjustments	-	6	33	35
Total Comprehensive Income, net of tax	7,821	10,520	19,326	22,496
Comprehensive income attributable to non-controlling interest	-	-	-	-
Comprehensive income attributable to shareholders	$7,821	$10,520	$19,326	$22,496

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

6

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY

(In US$ thousands, except share data)

		Common Stock
		and	Accumulated		Total
	Ordinary	Additional Paid in	Other Comprehensive	Retained	Company Shareholders’	Non- controlling	Total Shareholders’
Description	Shares	Capital	Income	Earnings	Equity	Interests	Equity

Balance at March 31, 2021	90,852,607	$846,160	$97	$124,688	$970,945	$(8)	$970,937
Share-based compensation expense	-	3,039	-	-	3,039	-	3,039
Shares issued to SAPESCO Selling Shareholders (Note 4)	266,611	2,349	-	-	2,349	-	2,349
Other	-	-	-	-	-	-	-
Net income	-	-	-	7,821	7,821	-	7,821
Balance at June 30, 2021	91,119,218	$851,548	$97	$132,509	$984,154	$(8)	$984,146

		Common Stock
		and	Accumulated		Total
	Ordinary	Additional Paid in	Other Comprehensive	Retained	Company Shareholders’	Non- controlling	Total Shareholders’
Description	Shares	Capital	Income	Earnings	Equity	Interests	Equity

Balance at March 31, 2020 (Revised, Note 3)	87,495,221	$824,577	$58	$74,518	$899,153	$-	$899,153
Share-based compensation expense	-	2,125	-	-	2,125	-	2,125
Conversion of Private Warrants to Public Warrants	-	372	-	-	372	-	372
Other	-	2	6	-	8	59	67
Net income	-	-	-	10,514	10,514	-	10,514
Balance at June 30, 2020 (Revised, Note 3)	87,495,221	$827,076	$64	$85,032	$912,172	$59	$912,231

		Common Stock
		and	Accumulated		Total
	Ordinary	Additional Paid in	Other Comprehensive	Retained	Company Shareholders’	Non- controlling	Total Shareholders’
Description	Shares	Capital	Income	Earnings	Equity	Interests	Equity

Balance at December 31, 2020 (Revised, Note 3)	87,777,553	$831,146	$64	$113,216	$944,426	$(8)	$944,418
Share-based compensation expense	-	4,600	-	-	4,600	-	4,600
Shares issued to SAPESCO Selling Shareholders (Note 4)	2,648,650	15,802	-	-	15,802	-	15,802
Vesting of restricted share units	693,015	-	-	-	-	-	-
Other	-	-	33	-	33	-	33
Net income	-	-	-	19,293	19,293	-	19,293
Balance at June 30, 2021	91,119,218	$851,548	$97	$132,509	$984,154	$(8)	$984,146

		Common Stock
		and	Accumulated		Total
	Ordinary	Additional Paid in	Other Comprehensive	Retained	Company Shareholders’	Non- controlling	Total Shareholders’
Description	Shares	Capital	Income	Earnings	Equity	Interests	Equity

Balance at December 31, 2019 (Revised, Note 3)	87,187,289	$822,942	$29	$62,571	$885,542	$-	$885,542
Share-based compensation expense	-	3,760	-	-	3,760	-	3,760
Shares issued to SAPESCO Selling Shareholders (Note 4)	-	-	-	-	-	-	-
Vesting of restricted share units	307,932	-	-	-	-	-	-
Conversion of Private Warrants to Public Warrants	-	372	-	-	372	-	372
Other	-	2	35	-	37	59	96
Net income	-	-	-	22,461	22,461	-	22,461
Balance at June 30, 2020 (Revised, Note 3)	87,495,221	$827,076	$64	$85,032	$912,172	$59	$912,231

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

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NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(In US$ thousands)

	June 30 2021	June 30 2020
	Year-to-date period ended
	June 30, 2021	June 30, 2020 (Revised, Note 3)

Cash flows from operating activities:
Net income	$19,293	$22,461
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	62,320	59,585
Share-based compensation expense	4,600	3,760
Loss (Gain) on disposal of assets	367	240
Non-cash interest (income) expense	(51)	(125)
Deferred tax expense (benefit)	(1,623)	(2,126)
Allowance for (reversal of) doubtful receivables	286	(26)
Provision for obsolete service inventories	-	614
Loss (Gain) on Private Warrant liability	-	(558)
Other operating activities, net	240	219
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	9,308	1,887
(Increase) decrease in Unbilled revenue	41,900	(44,517)
(Increase) decrease in Retention withholdings	(9,611)	(8,701)
(Increase) decrease in inventories	(6,288)	(7,883)
(Increase) decrease in prepaid expenses	(1,449)	857
(Increase) decrease in other current assets	1,567	6,685
(Increase) decrease in other long-term assets and liabilities	(516)	(2,140)
Increase (decrease) in accounts payable and accrued expenses	(32,038)	23,185
Increase (decrease) in other current liabilities	(8,834)	(818)
Net cash provided by operating activities	79,471	52,599

Cash flows from investing activities:
Capital expenditures	(32,568)	(50,661)
Proceeds from disposal of assets	784	1,277
Acquisition of business, net of cash acquired	(36,923)	3,740
Other investing activities	(3,104)	(570)
Net cash used in investing activities	(71,811)	(46,214)

Cash flows from financing activities:
Proceeds from long-term debt	-	15,000
Repayments of long-term debt	(15,000)	-
Proceeds from short-term borrowings	58,394	3,999
Repayments of short-term borrowings	(40,938)	(7,131)
Payments on capital leases	(10,117)	(11,180)
Payments on seller-provided financing for capital expenditures	(8,830)	(992)
Other financing activities, net	(141)	-
Net cash provided by (used in) financing activities	(16,632)	(304)

Effect of exchange rate changes on cash	34	35
Net increase (decrease) in cash	(8,938)	6,116
Cash and cash equivalents, beginning of period	75,012	73,201
Cash and cash equivalents, end of period	$66,074	$79,317

Supplemental disclosure of cash flow information (also refer Note 3):
Interest paid	4,696	3,970
Income taxes paid	8,100	5,800

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

8

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

National Energy Services Reunited Corp. (“NESR,” the “Company,” “we,” “our,” “us” or similar terms), a British Virgin Islands corporation headquartered in Houston, Texas, is one of the largest oilfield services providers in the Middle East North Africa (“MENA”) region.

Formed in January 2017, NESR started as a special purpose acquisition company (“SPAC”) designed to invest in the oilfield services space globally. NESR filed a registration statement for its initial public offering in May 2017. In November 2017, NESR announced the acquisition of two oilfield services companies in the MENA region: NPS Holdings Limited (“NPS”) and Gulf Energy S.A.O.C. (“GES” and, together with NPS, the “Subsidiaries,” or the “NPS/GES Business Combination”). The formation of NESR as an operating entity was completed on June 7, 2018, after the transactions were approved by the NESR shareholders. On June 1, 2020, NESR further expanded its footprint within the MENA region when its NPS subsidiary acquired Sahara Petroleum Services Company S.A.E. (“SAPESCO,” the “SAPESCO Business Combination”). On May 5, 2021, NESR again expanded its footprint within the MENA region when its NPS subsidiary acquired specific oilfield service lines of Action Energy Company W.L.L. (“Action,” the “Action Business Combination”).

NESR’s revenues are primarily derived by providing production services (“Production Services”) such as hydraulic fracturing, cementing, coiled tubing, filtration, completions, stimulation, pumping and nitrogen services. NESR also provides drilling and evaluation services (“Drilling and Evaluation Services”) such as drilling downhole tools, directional drilling, fishing tools, testing services, wireline, slickline, fluids and rig services. NESR has significant operations throughout the MENA region including Saudi Arabia, Oman, Qatar, Iraq, Algeria, United Arab Emirates, Egypt, Libya and Kuwait.

2. BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting purposes. Accordingly, certain information and note disclosures normally included in full-year financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The accompanying Condensed Consolidated Balance Sheet as of December 31, 2020, has been derived from the audited consolidated financial statements as of that date, but does not include all disclosures required by U.S. GAAP. These condensed consolidated interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2020. In the opinion of management, all adjustments considered necessary for the fair statement of these condensed consolidated interim financial statements have been made. Except as otherwise disclosed, all such adjustments consist only of those of a normal recurring nature.

9

Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the U.S. Securities Act of 1933 as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make a comparison of the Company’s condensed consolidated interim financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of estimates

The preparation of condensed consolidated interim financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s significant estimates include estimates made towards the purchase price allocations for the acquisitions of SAPESCO and Action, allowance for doubtful accounts, evaluation for impairment of property, plant and equipment, evaluation for impairment of goodwill and intangible assets, estimated useful life of property, plant, and equipment and intangible assets, provision for inventories obsolescence, recoverability of unbilled revenue, unrecognized tax benefits, recoverability of deferred tax assets, contingencies, and actuarial assumptions in employee benefit plans.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed consolidated interim financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from the estimates.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Supplemental cash flow information

Non-cash transactions were as follows as of June 30, 2021:

●	Purchases of property, plant, and equipment in Accounts payable and Accrued expenses at June 30, 2021 of $2.5 million and $0.3 million, respectively, are not included under “Capital expenditures” within the Condensed Consolidated Statement of Cash Flows.
●	Capital lease obligations of $25.1 million classified as a short-term obligation within Other current liabilities and $21.9 million classified as a long-term obligation within Other liabilities, are not included under “Payments on capital leases” within the Condensed Consolidated Statement of Cash Flows.
●	Purchases of property, plant, and equipment using seller-provided installment financing of $11.3 million in Accounts payable are not included under “Payments on seller-provided financing for capital expenditures” within the Condensed Consolidated Statement of Cash Flows.
●	Obligations of $0.1 million classified in Other current liabilities at June 30, 2021, related to the future payment of 7,268 shares for the purchase of SAPESCO (Note 4), are not included under “Acquisition of business, net of cash acquired” within the Condensed Consolidated Statement of Cash Flows.
●	Obligations of $17.3 million classified as Other current liabilities and $5.8 million classified as Other liabilities, related to the future payments of cash for the purchase of Action (Note 4), are not included under “Acquisition of business, net of cash acquired” within the Condensed Consolidated Statement of Cash Flows.
●	During the year-to-date period ended June 30, 2021, the Company issued NESR ordinary share consideration of 2,237,000 shares, 145,039 Additional Earn-Out Shares, and 266,611 shares primarily relating to Customer Receivables Earn-Out Shares, to the SAPESCO selling shareholders (Note 4). These transactions were non-cash and do not appear in the Condensed Consolidated Statement of Cash Flows for the year-to-date period ended June 30, 2021.

Non-cash transactions for the year-to-date period ended June 30, 2020 were as follows:

●	Purchases of property, plant, and equipment in Accounts payable, Accrued expenses and Short-term borrowings at June 30, 2020 of $15.2 million, $0.9 million, and $28.6 million, respectively, are not included under “Capital expenditures” within the Condensed Consolidated Statement of Cash Flows.
●	Capital lease obligations of $27.0 million classified as a short-term obligation within Other current liabilities and $9.0 million classified as a long-term obligation within Other liabilities, are not included under “Payments on capital leases” within the Condensed Consolidated Statement of Cash Flows.
●	Purchases of property, plant, and equipment using seller-provided installment financing of $3.5 million included in Other current liabilities and $1.5 million in Other liabilities are not included under “Payments on seller-provided financing for capital expenditures” within the Condensed Consolidated Statement of Cash Flows. Additionally, purchases of property, plant, and equipment using seller-provided installment financing of $1.5 million included in Accounts Payable are not included under “Payments on seller-provided financing for capital expenditures” within the Condensed Consolidated Statement of Cash Flows.
●	Obligations of $40.6 million classified, related to the future payments of cash and shares for the purchase of SAPESCO (Note 5), are not included under “Acquisition of business, net of cash acquired” within the Condensed Consolidated Statement of Cash Flows.

10

Recently issued accounting standards not yet adopted

The SEC permits qualifying Emerging Growth Companies (“EGC”) to defer the adoption of accounting standards updates until the time when a private company would adopt such standards. The Company continues to qualify as an EGC as of June 30, 2021.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases,” a new standard on accounting for leases. This update increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. In June 2020, the FASB Issued ASU No. 2020-05, “Accounting Standards Update 2020-05—Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities.” ASU No. 2020-05 deferred the Company’s adoption of ASU 2016-02, as amended, to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the provisions of ASU 2016-02 and related interpretive amendments (ASU 2018-01, “Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842,” ASU 2018-10, “Codification Improvements to Topic 842, Leases,” ASU 2018-11, “Leases (Topic 842): Targeted Improvements,” ASU 2018-20, “Leases (Topic 842): Narrow-Scope Improvements for Lessors,” and ASU 2019-01, “Leases (Topic 842): Codification Improvements,” inclusive) and assessing the impact, if any, on its condensed consolidated interim financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides practical expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The FASB also issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope in January 2021, which adds implementation guidance to clarify which optional expedients in Topic 848 may be applied to derivative instruments that do not reference LIBOR or a reference rate that is expected to be discontinued, but that are being modified as a result of the discounting transition. The ASUs may be applied through December 31, 2022 and are applicable to our contracts and hedging relationships that reference LIBOR. We are still evaluating whether to apply any of the expedients and/or exceptions included in these ASUs.

All other new accounting pronouncements that have been issued but not yet effective are currently being evaluated and, at this time, are not expected to have a material impact on our financial position or results of operations.

Correction of Warrant Accounting for the quarter and year-to-date periods ended June 30, 2020

On April 12, 2021, the Staff of the SEC released Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “Statement”). In response to the Statement, the Company determined that it had incorrectly accounted for its Private Warrants (Note 15) as equity, instead of liabilities. In accordance with ASC 480, Distinguishing Liabilities from Equity, the Company’s Private Warrants should have been both initially and subsequently measured at fair value with changes in fair value recognized in earnings from inception until their conversion to Public Warrants. Private Warrants were converted into Public Warrants periodically between December of 2018 and May of 2020. The Private Warrants were determined to be within the scope of liability accounting due to provisions that could result in different settlement amounts depending upon the characteristics of the holder of the Private Warrant. Management concluded the misstatement is immaterial to its previously issued condensed consolidated interim financial statements; however, the Company has corrected its presentation in the accompanying Condensed Consolidated Interim Statement of Operations, Condensed Consolidated Interim Statement of Comprehensive Income, and Condensed Consolidated Interim Statements of Shareholders’ Equity, Condensed Consolidated Interim Statement of Cash Flows for the three and six months ended June 30, 2020 (in $US thousands, except per share amounts) as follows:

	Quarter ended June 30, 2020		Year-to-date period ended June 30, 2020
	As Previously Reported	As Revised	As Previously Reported	As Revised
Condensed Consolidated Interim Statements of Operations
Gain/(loss) on warrant liability	$-	$(22)	$-	$558
Income before income tax	13,384	13,362	27,278	27,836
Net income	10,536	10,514	21,903	22,461
Basic earnings per share	0.12	0.12	0.25	0.25
Diluted earnings per share	0.12	0.12	0.25	0.25

Condensed Consolidated Interim Statements of Comprehensive Income
Total Comprehensive Income, net of tax	10,542	10,520	21,938	22,496

Condensed Consolidated Interim Statements Of Shareholders’ Equity
Retained Earnings	89,564	85,032	89,564	85,032
Total Company Shareholders’ Equity	912,172	912,172	912,172	912,172
Total Shareholders’ Equity	912,231	912,231	912,231	912,231

Condensed Consolidated Interim Statements of Cash Flows
Net income			21,903	22,461
Loss (Gain) on warrant liability			-	558

11

Correction of Warrant Accounting as of and for the Years Ended December 31, 2020 and 2019 and for the period From June 7, 2018 to December 31, 2018

As described above, in the first quarter of 2021, the Company determined that it had incorrectly accounted for its Private Warrants (Note 15) as equity, instead of liabilities. In accordance with ASC 480, Distinguishing Liabilities from Equity, the Company’s Private Warrants should have been both initially and subsequently measured at fair value with changes in fair value recognized in earnings until their conversion to Public Warrants. Private Warrants were converted into Public Warrants periodically between December of 2018 and May of 2020. Management concluded the misstatement is immaterial to previously issued consolidated financial statements; however, the Company intends to correct its presentation prospectively in future filings. The impact of the misstatement on the Consolidated Balance Sheet, Consolidated Statement of Operations, Consolidated Statement of Comprehensive Income, Consolidated Statement of Cash Flows as of and for the years ended December 31, 2020 and 2019 and for the period from June 7, 2018 to December 31, 2018 is shown in the table below (in US$ thousands, except per share amounts):

	As of and for the year ended December 31, 2020		As of and for the year ended December 31, 2019		For the period from June 7, 2018 to December 31, 2018
	As Previously Reported	As Revised	As Previously Reported	As Revised	As Previously Reported	As Revised
Consolidated Balance Sheets
Warranty liabilities	$-	$-	$-	$930
Total liabilities	742,636	742,636	635,892	636,822
Total equity	944,418	944,418	886,472	885,542

Consolidated Statements of Operations
Gain/(loss) on warrant liability	-	557	-	5,054	$-	$(1,816)
Income before income tax	60,792	61,349	52,435	57,489	44,411	42,595
Net income	50,087	50,644	39,364	44,418	34,980	33,164
Basic earnings per share	0.56	0.57	0.45	0.51	0.41	0.39
Diluted earnings per share	0.56	0.56	0.45	0.45	0.40	0.38

Consolidated Statements of Comprehensive Income
Total Comprehensive Income, net of tax	50,122	50,679	39,345	44,399	35,143	33,327

Consolidated Statements of Shareholders’ Equity
Retained Earnings	117,748	113,216	67,661	62,571	28,297	18,153
Total Company Shareholders’ Equity	944,426	944,426	886,472	885,542	830,924	818,281
Total Shareholders’ Equity	944,418	944,418	886,472	885,542	830,991	818,348

Consolidated Statements of Cash Flows
Net income	50,087	50,644	39,364	44,418	34,980	33,164
Loss (Gain) on warrant liability	-	557	-	5,054	-	(1,816)

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4. BUSINESS COMBINATIONS

Action Business Combination

On May 5, 2021, NESR executed the Sale and Purchase Agreement (“Action Sale and Purchase Agreement”) to acquire specific oilfield service lines of Action Energy Company W.L.L.

Description of the Action Transaction

Under the terms of the Action Sale & Purchase Agreement, NESR acquired the working capital, property, plant, and equipment, contract labor force, and the economic benefit of three five-year customer contracts associated with specific oilfield service lines of Action in an all-cash transaction which comprised of $36.7 million paid at closing and an estimated $16.8 million deferred consideration payment to be paid 6 months after closing.

The Action Sale & Purchase Agreement also contained earn-out mechanisms that enabled the sellers to receive additional consideration after the closing of the Action Business Combination as follows:

●	First Earn-Out Consideration (“First Earn-Out”) of 1% of revenue associated with the three acquired customer contracts, including the first renewal of each of these contracts (if any). The First Earn-Out is payable quarterly;

●	Second Earn-Out Consideration (“Second Earn-Out”) of 3% of the revenue associated with the first renewal (if any) of the three acquired customer contracts. 66.66% of the Second Earn-Out is payable upon contract renewal with the remaining balance due at the conclusion of the renewed contract’s term. At its discretion, NESR may settle the Second Earn-Out using cash or shares; and

●	Third Earn-Out Consideration (“Third Earn-Out”) of up to 1.12% of the revenue associated with the three acquired contracts, dependent on the amount of incremental earnings before interest, taxes, depreciation, and amortization contributed by the contracts minus certain adjustments such as capital expenditures. The Third Earn-Out is payable within 90 days of the conclusion of the term of the last of the three acquired customer contracts. At its discretion, NESR may settle the Third Earn-Out using cash or shares.

13

Collectively, the First Earn-Out, Second Earn-Out, and Third Earn-Out were fair valued at $6.4 million as of May 5, 2021. The First Earn-Out and Second Earn-Out were determined using a discounted cash flow approach within a scenario analysis. The Third Earn-Out was valued using a Monte Carlo simulation.

Financing of Action Business Combination

Consideration for the Action Business Combination was funded through the following sources and transactions:

●	cash and cash equivalents of $36.7 million;

●	deferred cash consideration of $16.8 million;

The following summarizes the consideration to purchase the working capital, property, plant, and equipment, contract labor force, and the economic benefit of three five-year customer contracts associated with specific oilfield service lines of Action:

Consideration (In US$ thousands)

Cash consideration	$36,767
Deferred cash consideration	16,786
Total consideration – cash	53,553

First Earn-Out	2,719
Second Earn-Out	3,639
Third Earn-Out	-
Total estimated earn-out mechanisms	6,358

Preliminary consideration	$59,911

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Accounting treatment

The Action Business Combination was accounted for under ASC 805, Business Combinations (“ASC 805”). Pursuant to ASC 805, NESR has been determined to be the accounting acquirer. Action constitutes a business, with inputs, processes, and outputs. Accordingly, the acquisition of Action constitutes the acquisition of a business for purposes of ASC 805, and due to the change in control of Action was accounted for using the acquisition method. NESR recorded the fair value of assets acquired and liabilities assumed from Action.

The allocation of the consideration to the tangible and intangible assets acquired and liabilities assumed, is based on various estimates. As of June 30, 2021, management was (1) finalizing fair value of purchase consideration, (2) completing physical verifications and obsolescence assessments for Service inventories, and Property, plant and equipment, (3) evaluating the fair value of Service inventories, Property, plant and equipment, and Intangible assets, (4) completing valuation procedures for certain current assets and liabilities, (5) finalizing our completeness procedures for liabilities, (6) accounting for income taxes, and (7) concluding valuation procedures for Employee benefit liabilities. As such, to the extent of these estimates, the purchase price allocation is preliminary. Management expects that these values will be finalized by the fourth quarter of 2021. Any adjustments will be recognized in the reporting period in which the adjustment amounts are determined.

The following table summarizes the preliminary allocation of the purchase price allocation (in US$ thousands):

Preliminary allocation of consideration

Cash and cash equivalents	$382
Accounts receivable	8,814
Unbilled revenue	1,352
Service inventories	2,952
Prepaid assets	310
Other current assets	1,756
Property, plant and equipment	13,605
Intangible assets	29,500
Other assets	2,053
Total identifiable assets acquired	60,724

Accounts payable	5,294
Accrued expenses	2,428
Other current liabilities	200
Deferred tax liabilities	-
Employee benefit liabilities	722
Net identifiable liabilities acquired	8,644
Total fair value of net assets acquired	52,080
Goodwill	7,831
Preliminary consideration	$59,911

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All employee benefit liabilities relate to end of service benefits (Note 12).

Intangible assets

Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805.

The preliminary allocation to intangible assets is as follows (in US$ thousands):

	Fair Value
	Total	Useful Life
	(In US$ thousands)
Customer relationships	$29,500	10 years
Total intangible assets	$29,500

Goodwill

As of June 30, 2021, $7.8 million has been allocated to goodwill. Goodwill represents the excess of the gross consideration transferred over the fair value of the underlying net tangible and identifiable definite-lived intangible assets acquired. Goodwill is not amortizable and/or deductible for tax purposes. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets apart from goodwill. Intangible assets not recognized apart from goodwill consist primarily of the strong market positions and the assembled workforces.

In accordance with FASB ASC Topic 350, Goodwill and Other Intangible Assets, goodwill will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event management determines that the value of goodwill has become impaired, an accounting charge for the amount of impairment during the period in which the determination is made may be recognized.

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Unaudited pro-forma information

The following table summarizes the preliminary supplemental consolidated results of the Company on an unaudited pro-forma basis, as if the Action Business Combination had been consummated on January 1, 2020 for the quarter and year-to-date periods ended June 30, 2021 and 2020, respectively (in US$ thousands):

	Quarter ended		Year-to-date period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Revenues	$237,018	$208,615	$455,718	$413,280
Net income/(loss)	7,951	10,770	19,811	22,371

These pro-forma results were based on estimates and assumptions, which the Company believes are reasonable. They are not the results that would have been realized had the Company been a consolidated company during the periods presented and are not necessarily indicative of results of operations in future periods. The pro-forma results include adjustments primarily related to purchase accounting adjustments. Acquisition costs and other non-recurring charges incurred in connection with the Action Business Combination are included in the earliest period presented.

Action revenue of $4.4 million and net income of $0.4 million are included in the Condensed Consolidated Statement of Operations during the quarter and year-to-date periods ended June 30, 2021.

SAPESCO Business Combination

In June of 2020, NESR executed the First Deed of Amendment (“First Deed of Amendment”) to the Agreement dated February 13, 2020 related to the sale and purchase of 99.7% of SAPESCO (collectively with the First Deed of Amendment, the “SAPESCO Sale & Purchase Agreement”). The executed First Deed of Amendment gave NESR control over SAPESCO effective from June 1, 2020. Accordingly, the accounting of the acquisition was carried out effective June 1, 2020.

Description of the SAPESCO Transaction

Under the terms of the SAPESCO Sale & Purchase Agreement, NESR acquired 99.7% of the issued and outstanding shares of SAPESCO in a cash and stock transaction which comprised of $11.0 million to be paid at closing, an additional $6.0 million to be paid in three equal installments, for total cash consideration of $17.0 million, and the issuance of 2,237,000 NESR shares. Formal closing and legal transfer of the $11.0 million of cash and $6.0 million of deferred cash consideration occurred during 2020. The transfer of 2,237,000 NESR ordinary shares was completed in the quarter ended March 31, 2021. The formal closing and transfer of consideration was temporarily delayed as a result of the global COVID-19 pandemic.

The SAPESCO Sale & Purchase Agreement also contained earn-out mechanisms that enabled the sellers to receive additional consideration after the closing of the SAPESCO Business Combination as follows:

●	Cash Earn-Out (“Cash Earn-Out”) of up to $6.9 million in cash based on collection of certain receivables;

●	Additional Earn-Out Shares (“Additional Earn-Out Shares”) based on the collection of certain receivables and only to the extent that NESR’s average share price during the fourth quarter of 2020 was less than $9 per share; and

●	Customer Receivables Earn-Out Shares (“Customer Receivables Earn-Out Shares”) based on the collection of certain long-dated and/or doubtful receivables for two years subsequent to the Closing Date, to be settled at the NESR Additional Share Price (“NESR Additional Share Price”) which is derived from taking the average of the price of the Company’s shares (“NESR Shares”) during each calendar quarter within the 12 months after the Closing Date and applying the average price in each quarter to the long-dated and doubtful receivables collected during the relevant quarter, provided that if such price is: (a) less than $10, the NESR Additional Share Price shall be $10 or (b) greater than $11.70, the NESR Additional Share Price shall be $11.70.

Collectively, the Cash Earn-Out and Additional Earn-Out Shares were fair valued at $11.7 million as of June 1, 2020. The Cash Earn-Out was determined using a discounted cash flow approach within a scenario analysis. The Additional Earn-Out Shares were valued using a Monte Carlo simulation. In the fourth quarter of 2020, the Company reduced the liabilities recorded for the Cash Earn-Out and Additional Earn-Out Shares to $2.1 million based on expected settlement values at the reporting date that were subsequently finalized with the sellers in the quarter ended March 31, 2021. This adjustment was reflected in Other income/(expense), net, as ASC 805 precludes adjusting goodwill for subsequent revisions to contingent consideration. The downward revision to the liabilities recorded for the Cash Earn-Out and Additional Earn-Out Shares was primarily on account of settlement negotiations with the sellers during the fourth quarter of 2020 that altered the mix of cash and equity consideration to be paid upon final settlement of these earn-outs. The Cash Earn-Out and Additional Earn-Out Shares were formally settled in the quarter ended March 31, 2021 through the transfer of $0.5 million of cash and 145,039 ordinary shares valued at $1.6 million, respectively.

The Customer Receivables Earn-Out Shares contingency and corresponding long-dated and doubtful receivables, were fair valued at $0.0 (zero) at June 1, 2020. Subsequently, as the Company has collected some of these amounts and disbursed 266,611 shares to the SAPESCO selling shareholders. The Company has recorded $0.1 million of Other Current Liabilities as of June 30, 2021 relating primarily to the expected issuance of 7,268 Customer Receivables Earn-Out Shares later in 2021.

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Financing of SAPESCO Business Combination

Consideration for the SAPESCO Business Combination was funded through the following sources and transactions:

●	cash and cash equivalents of $11.0 million;

●	deferred cash consideration of $6.0 million;

●	the issuance of 2,237,000 NESR ordinary shares to the SAPESCO selling shareholders in exchange for their SAPESCO shares.

The following summarizes the consideration to purchase 99.7% of the issued and outstanding equity interests of SAPESCO:

	SAPESCO
	Value (In US$ thousands)	Shares

Cash consideration	$16,958
Total consideration – cash	16,958

NESR ordinary share consideration	12,013	2,237,000
Total consideration – equity (1)	12,013	2,237,000

Cash Earn-Out	5,301
Additional Earn-Out Shares	6,377		(2)
Total estimated earn-out mechanisms	11,678		(2)

Total consideration	$40,649	2,237,000

(1)	The fair value of NESR ordinary shares was determined based upon the $5.37 per share closing price of NESR ordinary shares on June 1, 2020, the acquisition date of the SAPESCO Business Combination. Control was transferred by agreement with the selling shareholders of SAPESCO.
(2)	The quantity of Additional Earn-Out Shares was negotiated in the quarter ended December 31, 2020 and finalized in the quarter ended March 31, 2021 when settled with the sellers for 145,039 shares.

Accounting treatment

The SAPESCO Business Combination was accounted for under ASC 805, Business Combinations (“ASC 805”). Pursuant to ASC 805, NESR has been determined to be the accounting acquirer. SAPESCO constitutes a business, with inputs, processes, and outputs. Accordingly, the acquisition of SAPESCO constitutes the acquisition of a business for purposes of ASC 805, and due to the change in control of SAPESCO was accounted for using the acquisition method. NESR recorded the fair value of assets acquired and liabilities assumed from SAPESCO.

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The following table summarizes the final allocation of the purchase price allocation (in US$ thousands):

Allocation of consideration

Cash and cash equivalents	$3,740
Accounts receivable	14,847
Unbilled revenue	6,126
Service inventories	5,641
Prepaid assets	679
Retention withholdings	279
Other current assets	552
Property, plant and equipment	14,385
Intangible assets	3,340
Other assets	200
Total identifiable assets acquired	49,789

Accounts payable	11,984
Accrued expenses	6,613
Current installments of long-term debt	5,400
Short-term borrowings	5,692
Income taxes payable	313
Other taxes payable	3,802
Other current liabilities	2,237
Long-term debt	15,572
Employee benefit liabilities	1,455
Other liabilities	2,237
Non-controlling interests	(8)
Net identifiable liabilities acquired	55,297
Total fair value of net assets acquired	(5,508)
Goodwill	46,157
Total consideration	$40,649

All employee benefit liabilities relate to end of service benefits (Note 12).

The Company finalized its valuation of identifiable assets and liabilities during the quarter ended December 31, 2020.

Intangible assets

Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805.

The final allocation to intangible assets is as follows (in US$ thousands):

	Fair Value
	Total	Useful Life
	(In US$ thousands)
Customer relationships	$2,900	8 years
Trademarks and trade names	440	2 years
Total intangible assets	$3,340

Goodwill

As of June 30, 2021, $46.2 million has been allocated to goodwill. Goodwill represents the excess of the gross consideration transferred over the fair value of the underlying net tangible and identifiable definite-lived intangible assets acquired. Goodwill is not amortizable and/or deductible for tax purposes. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets apart from goodwill. Intangible assets not recognized apart from goodwill consist primarily of the strong market positions and the assembled workforces.

In accordance with FASB ASC Topic 350, Goodwill and Other Intangible Assets, goodwill will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event management determines that the value of goodwill has become impaired, an accounting charge for the amount of impairment during the period in which the determination is made may be recognized.

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Unaudited pro-forma information

The following table summarizes the supplemental consolidated results of the Company on an unaudited pro-forma basis, as if the SAPESCO Business Combination had been consummated on January 1, 2019 for the quarter and year-to-date periods ended June 30, 2020 (in US$ thousands):

	Quarter ended	Year-to-date period ended
	June 30, 2020	June 30, 2020

Revenues	$209,563	$421,287
Net income/(loss)	7,034	19,184

These pro-forma results were based on estimates and assumptions, which the Company believes are reasonable. They are not the results that would have been realized had the Company been a consolidated company during the periods presented and are not necessarily indicative of results of operations in future periods. SAPESCO’s results for the periods presented include significant charges for restructuring and related activities that may not have been incurred had the Company been a consolidated company during the periods presented. The pro-forma results include adjustments primarily related to purchase accounting adjustments. Acquisition costs and other non-recurring charges incurred in connection with the SAPESCO Business Combination are included in the earliest period presented.

SAPESCO revenue of $16.5 million and $31.3 million and net income of $2.7 million and $7.6 million are included in the Condensed Consolidated Statement of Operations during the quarter and year-to-date periods ended June 30, 2021, respectively.

5. REVENUE

Disaggregation of revenue

There is significant homogeneity amongst the Company’s revenue-generating activities. In all service lines, the Company provides a “suite of services” to fulfill a customer purchase/service order, encompassing personnel, use of Company equipment, and supplies required to perform the services. 98% of the Company’s revenue is from the MENA region with the majority sourced from governmental customers, predominantly in Oman and Saudi Arabia. Information regularly reviewed by the chief operating decision maker (“CODM”) for evaluating the financial performance of operating segments is focused on the timing of when the services are performed during a well’s lifecycle. Production Services are services performed during the production stage of a well’s lifecycle. Drilling and Evaluation Services are services performed during the pre-production stages of a well’s lifecycle.

Based on these considerations, the following table provides disaggregated revenue data by the phase in a well’s lifecycle during which revenue has been recorded (in US$ thousands):

	Quarter ended		Year-to-date period ended
Revenue by Phase in Well’s Lifecycle:	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Production Services	$152,670	$139,034	$289,437	$272,224
Drilling and Evaluation Services	82,257	64,215	157,916	130,324
Total revenue by phase in well’s life cycle	$234,927	$203,249	$447,353	$402,548

6. ACCOUNTS RECEIVABLE

The following table summarizes the accounts receivable of the Company as of the period end dates set forth below (in US$ thousands):

	June 30,	December 31,
	2021	2020
Trade receivables	$118,138	$118,557
Less: allowance for doubtful accounts	(1,655)	(1,722)
Total	$116,483	$116,835

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Trade receivables relate to the sale of services, for which credit is extended based on the Company’s evaluation of the customer’s creditworthiness. The gross contractual amounts of trade receivables at June 30, 2021 and December 31, 2020 were $118.1 million and $118.6 million, respectively. The movement in the allowance for doubtful accounts is as follows (in US$ thousands):

	Quarter ended		Year-to-date period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Allowance for doubtful accounts at beginning of period	$(1,541)	$(2,442)	$(1,722)	$(1,843)
(Increase) decrease to allowance for the period	(207)	(25)	(286)	26
(Recovery) write-off of doubtful accounts	93	161	353	161
Non-cash reclass of allowance for doubtful accounts from unbilled revenue to accounts receivable	(-)	(59)	(-)	(708)
Allowance for doubtful accounts at end of period	$(1,655)	$(2,365)	$(1,655)	$(2,365)

7. SERVICE INVENTORIES

The following table summarizes the service inventories for the period end dates as set forth below (in US$ thousands):

	June 30,	December 31,
	2021	2020

Spare parts	$59,786	$54,709
Chemicals	27,237	24,422
Consumables	16,282	15,132
Total	$103,305	$94,263

8. PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment, net of accumulated depreciation, of the Company consists of the following as of the period end dates set forth below (in US$ thousands):

	Estimated Useful Lives (in years)	June 30, 2021	December 31, 2020
Buildings and leasehold improvements	5 to 25	$34,801	$31,827
Drilling rigs, plant and equipment	3 to 15	579,963	534,964
Furniture and fixtures	5	2,509	2,282
Office equipment and tools	3 to 10	37,516	39,174
Vehicles and cranes	5 to 8	7,280	7,429
Less: Accumulated depreciation		(230,869)	(193,261)
Land		5,104	5,104
Capital work in progress		16,149	10,224
Total		$452,453	$437,743

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The Company recorded depreciation expense of $27.6 million, $26.4 million, $53.8 million and $51.8 million for the quarter ended June 30, 2021, the quarter ended June 30, 2020, the year-to-date period ended June 30, 2021, and the year-to-date period ended June 30, 2020, respectively, in the Condensed Consolidated Interim Statement of Operations.

9. GOODWILL AND INTANGIBLE ASSETS

Goodwill

Changes in the carrying amount of goodwill of the Company between December 31, 2020, and June 30, 2021 are as follows (in US$ thousands):

	Production Services	Drilling and Evaluation Services	Goodwill
Balance as of December 31, 2020	$443,457	177,464	620,921
Action Business Combination	4,578	3,253	7,831
Balance as of June 30, 2021	$448,035	180,717	628,752

Intangible assets subject to amortization, net

The following is the weighted average amortization period for intangible assets of the Company subject to amortization (in years):

Amortization
Customer contracts & relationships	10.0
Trademarks and trade names	7.9
Total intangible assets	9.7

The details of our intangible assets subject to amortization are set forth below (in US$ thousands):

	June 30, 2021			December 31, 2020
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Customer contracts & relationships	$153,900	$(38,498)	$115,402	$124,400	$(31,685)	$92,715
Trademarks and trade names	25,940	(9,918)	16,022	25,940	(8,279)	17,661
Total intangible assets	$179,840	$(48,416)	$131,424	$150,340	$(39,964)	$110,376

The aggregate amortization expense remaining for each of the five years subsequent to December 31, 2020 is $9.4 million for 2021, $18.7 million for 2022, $18.7 million for 2023, $18.7 million for 2024, and $18.7 million for 2025.

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10. DEBT

Long-term debt

The Company’s long-term debt obligations consist of the following (in US$ thousands):

	June 30, 2021	December 31, 2020

Secured Term Loan	$270,000	$285,000
Secured Revolving Credit Facility	65,000	65,000
CIB Long-Term Debt	10,000	10,000
Less: unamortized debt issuance costs	(3,440)	(3,886)
Total loans and borrowings	341,560	356,114
Less: current installments of long-term debt	(54,077)	(47,500)
Long-term debt, net of unamortized debt issuance costs and excluding current installments	$287,483	$308,614

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Secured Facilities Agreement

On May 5, 2019, the Company entered into a $450.0 million term loan, revolving credit, and working capital facilities agreement (the “Secured Facilities Agreement”) with Arab Petroleum Investments Corporation (“APICORP”) – Bahrain Banking Branch, HSBC Bank Middle East Limited (“HSBC”), Mashreqbank PSC and Saudi British Bank acting as initial mandated lead arrangers and bookrunners, Mashreqbank PSC acting as global agent, APICORP and Mashreqbank PSC acting as security agents, NPS Bahrain for Oil and Gas Wells Services WLL (“NPS Bahrain”) and its Kuwait branch, Gulf Energy SAOC and National Petroleum Technology Company as borrowers, and HSBC, Mashreqbank PSC, APICORP and Saudi British Bank, as the “Lenders.” On May 23, 2019 and June 20, 2019, the Company entered into $35.0 million and $40.0 million Incremental Facilities Agreements, respectively, increasing the size of the Secured Facilities Agreement to $485.0 million and $525.0 million, respectively. During the year ended December 31, 2020, the Secured Facilities Agreement was reduced to $501.3 million primarily as a result of the non-renewal of a project-specific letter of credit and the payment of the first two installments of the long-term loan. During the year-to-date period ended June 30, 2021, the Secured Facilities Agreement was increased to $504 million primarily as a result of $17.7 million additional working capital capacity offset by $15.0 million in installment payments on the term loan.

The $504 million Secured Facilities Agreement consists of a $270 million term loan due by May 6, 2025 (the “Term Loan” or “Secured Term Loan”), a $65.0 million revolving credit facility due by May 6, 2023 (“RCF” or “Secured Revolving Credit Facility”), and a $169.0 million working capital facility that renews annually by mutual agreement of the Lenders and the Company. Borrowings under the Term Loan and RCF incur interest at the rate of three-month LIBOR plus 2.4% to 2.7% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the Secured Facilities Agreement. As of June 30, 2021, and December 31, 2020, this resulted in an interest rate of 2.6% and 2.6%, respectively. As of June 30, 2021, and December 31, 2020, the Company had drawn $270 million and $285.0 million, respectively, of the Term Loan and $65 million and $65 million, respectively, of the RCF.

The RCF was obtained for general corporate and working capital purposes including capital expenditure related requirements and acquisitions (including transaction related expenses). The RCF requires the payment of a commitment fee each quarter. The commitment fee is computed at the rate of 0.60% per annum based on the average daily amount by which the borrowing base exceeds the outstanding borrowings during each quarter. Under the terms of the RCF, the final settlement is due by May 6, 2023. The Company is required to repay the amount of any principal balance outstanding together with any unpaid accumulated interest at three-month LIBOR plus 2.4% to 2.7% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the Secured Facilities Agreement. The Company is permitted to make any prepayment under this RCF in multiples of $5.0 million during this 4-year period up to May 6, 2023. Any unutilized balances from the RCF can be drawn down again during the 4-year tenure at the same terms. As of June 30, 2021, and December 31, 2020, the Company had $0.0 (zero) million and $0.0 (zero) million, respectively, available to be drawn under the RCF.

The Secured Facilities Agreement also includes a working capital facility of $169.0 million and $151.3 million as of June 30, 2021 and December 31, 2020, respectively, for issuance of letters of guarantee and letters of credit and refinancing letters of credit into short-term debt over a period of one year, which carries an interest rate equal to three-month U.S. Dollar LIBOR for the applicable interest period, plus a margin of 1.00% to 1.25% per annum. As of June 30, 2021, and December 31, 2020, the Company had utilized $140.6 million and $129.4 million, respectively, under this working capital facility and the balance of $28.4 million and $21.9 million, respectively, was available to the Company.

The Company has also retained legacy bilateral working capital facilities from HSBC totaling $24.7 million and $24.7 million at June 30, 2021 and December 31, 2020, respectively, in Qatar ($10.3 million at June 30, 2021, $10.3 million at December 31, 2020), in the UAE ($14.3 million at June 30, 2021, and $14.3 million at December 31, 2020) and in Kuwait ($0.1 million at June 30, 2021 and $0.1 million at December 31, 2020). As of June 30, 2021, and December 31, 2020, the Company had utilized $18.2 million and $18.5 million, respectively, under this working capital facility and the balance of $6.5 million and $6.2 million, respectively, was available to the Company.

24

Utilization of the working capital facilities under both the legacy arrangement and Secured Facilities Agreement comprises letters of credit issued to vendors, guarantees issued to customers, vendors, and others, and short-term borrowings used to settle letters of credit. Once a letter of credit is presented for payment by the vendor, the Company at its election can settle the letter of credit from available cash or leverage short-term borrowings available under both the legacy arrangement and Secured Facilities Agreement that will be repaid quarterly over a one-year period. Until a letter of credit is presented for payment by the vendor, it is disclosed as an off-balance sheet obligation. For additional discussion of outstanding letters of credit and guarantees, see Note 14, Commitments and Contingencies.

The Secured Facilities Agreement includes covenants that specify maximum leverage (Net Debt / EBITDA) up to 3.50, minimum debt service coverage ratio (Cash Flow / Debt Service) of at least 1.25, and interest coverage (EBITDA / Interest) of at least 4.00. The Company is in compliance with all financial covenants as of June 30, 2021.

CIB Long-Term Debt

As part of the SAPESCO transaction, the Company assumed a $21.0 million debt obligation with Commercial International Bank (“CIB,” and collectively, “CIB Long-Term Debt”). Under the terms of its arrangement with CIB, the Company repaid $11.0 million of this balance during the third quarter of 2020 with the remaining $10.0 million due on August 15, 2021. Borrowings under the CIB Long-Term Debt incur interest at 2% per annum over 6 months LIBOR (to be settled on monthly basis) plus 50 basis points per annum. As of June 30, 2021 and December 31, 2020, this resulted in an interest rate of 2.3% and 2.3%, respectively. The Company’s CIB Long-Term Debt is secured by a letter of guarantee from Mashreqbank PSC.

Short-term debt

The Company’s short-term debt obligations consist of the following (in US$ thousands):

	June 30, 2021	December 31, 2020

CIB Short-Term Debt	$1,387	$2,125
ABK Short-Term Debt	212	2,252
HSBC Loan Line	9,900	-
Other short-term borrowings from working capital facilities	48,210	37,983
Short-term debt, excluding current installments of long-term debt	$59,709	$42,360

Short-term borrowings primarily consist of financing for capital equipment and inventory purchases.

CIB Short-Term Debt

The Commercial International Bank Short-Term Debt facilities (collectively, “CIB Short-Term Debt”) include a $1.5 million U.S. Dollar time loan facility, a E£2 million Egyptian Pound time loan facility, and a E£10 million Egyptian pound time loan overdraft facility, and $14.5 million U.S. dollars in letters of guarantee. Each CIB Short-Term Debt borrowing matures three months from the date of borrowing with the latest maturity date for amounts outstanding as of June 30, 2021 being September 13, 2021.

The U.S. Dollar time loan facility accrues interest at 2.25% per annum over 3 months LIBOR plus 50 basis points per annum of the Highest Monthly Debit Balance (“HMDB”) commission. The Egyptian Pound time loan and overdraft facilities accrue interest at 0.75% per annum over the Central Bank of Egypt’s Corridor Offer Rate plus 50 basis points per annum, HMDB commission.

As of June 30, 2021, and December 31, 2020, the CIB Short-Term Debt resulted in an interest rate of 2.3% and 2.3%, respectively, for U.S. Dollar denominated balances, and 10.0% and 10.0%, respectively, for Egyptian Pound denominated balances. As of June 30, 2021, the Company had utilized $0.9 million of the U.S. Dollar time loan facility, E£2.0 million of the Egyptian Pound time loan facility, and E£6.2 million of the Egyptian pound time loan overdraft facility, and $8.4 million in letters of guarantee, with the balances of $0.6 million, E£0.0 (zero) million, E£3.8 million, and $6.1 million, respectively, available to the Company. As of December 31, 2020, the Company had utilized $1.3 million of the U.S. Dollar time loan facility, E£2.0 million of the Egyptian Pound time loan facility, and E£9.8 million of the Egyptian pound time loan overdraft facility, and $8.3 million in letters of guarantee, with the balances of $0.2 million, E£0.0 (zero) million, E£0.2 million, and $6.3 million, respectively, available to the Company.

ABK Short-Term Debt

The Al Ahli Bank of Kuwait working capital and overdraft facilities (collectively, “ABK Short-Term Debt”) mature nine months from the date of borrowing. The ABK Short-Term Debt facilities include a $3.0 million U.S. Dollar time loan facility and $0.2 million U.S. dollars in letters of guarantee. The ABK Short-Term Debt accrues interest at 1.65% per annum over The Central Bank of Egypt’s Corridor Offer Rate. As of June 30, 2021, and December 31, 2020, this resulted in an interest rate of 11% and 11%, respectively. As of June 30, 2021, the Company had utilized $0.2 million of the ABK Short-Term Debt facility and $0.2 million in letters of guarantee with $2.8 million and $0.0 (zero) million, respectively, available to the Company. As of December 31, 2020, the Company had utilized $2.3 million of the ABK Short-Term Debt facility and $0.2 million in letters of guarantee with $0.8 million and $0.0 (zero) million, respectively, available to the Company. There are no financial covenants associated with the ABK Short-Term Debt.

HSBC Loan Line

On May 3, 2021, the Company borrowed $9.9 million from HSBC to provide short term liquidity for the Action Business Combination. The initial loan was repayable on July 3, 2021 but was subsequently extended to September 3, 2021 at management’s exclusive discretion. Interest accrues at a rate of 1.25% per annum. The maximum tenor of the loan is 6 months from the date of issuance.

Other debt information

Scheduled principal payments of long-term debt for periods subsequent to June 30, 2021 are as follows (in US$ thousands):

2021	$32,500
2022	45,000
2023	110,000
2024	45,000
2025	112,500
Thereafter	-
Total	$345,000

As part of the SAPESCO transaction, the Company also assumed other working capital facilities totaling $0.6 million with one bank. The facilities are used for letters of guarantee. As of June 30, 2021, the Company has utilized $0.6 million of these facilities with $0.0 (zero) million available.

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11. FAIR VALUE ACCOUNTING

The Company measures and records liabilities for its Private Warrants (note 15) at fair value in the accompanying financial statements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, an exit price, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, includes:

●	Level 1 – Observable inputs for identical assets or liabilities such as quoted prices in active markets;
●	Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable; and
●	Level 3 – Unobservable inputs in which little or no market data exists, which are therefore developed by the Company using estimates and assumptions that reflect those that a market participant would use.

The following tables present the Company’s fair value hierarchy for its financial liabilities measured at fair value on a recurring basis:

As of June 30, 2021
	Level 1		Level 2		Level 3		Total
Liabilities:
Liability for Private Warrants (Note 15)		$-		$-		$-		$-

As of December 31, 2020
	Level 1		Level 2		Level 3		Total
Liabilities:
Liability for Private Warrants (Note 15)		$-		$-		$-		$-

The Company’s Private Warrants are included as Level 3 measurements in the tables above. The fair value of the Company’s Private Warrant liability was calculated using the Black-Scholes model and the following assumptions:

	As of	As of
	June 30,	December 31,
	2021	2020
Fair value of Company’s common stock	$-	$-
Dividend yield	-%	-%
Expected volatility	-%	-%
Risk Free interest rate	-%	-%
Expected life (years)	-	-
Fair value of financial instruments – Private Warrants	$-	$-

The change in fair value of the Company’s Private Warrants is as follows:

	Quarter ended		Year-to-date period ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Beginning Balance	$-	$(350)	$-	$(930)
Change in Private Warrant liability	-	350	-	930
Ending Balance	$-	$-	$-	$-

The Company’s other financial instruments consist of cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable, contingent consideration assumed in the Action transaction (Note 4), loans and borrowings and capital lease obligations. The fair value of the Company’s other financial instruments approximates the carrying amounts represented in the accompanying Condensed Consolidated Balance Sheets, primarily due to their short-term nature. The fair value of the Company’s long-term borrowings also approximates the carrying amounts as these loans are carrying interest at the market rate.

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12. EMPLOYEE BENEFITS

Defined benefit plan

The Company provides a defined benefit plan of severance pay to eligible employees. The severance pay plan provides for a lump sum payment to employees on separation (retirement, resignation, death while in employment or on termination of employment) of an amount based upon the employees last drawn salary and length of service, subject to the completion of a minimum service period (1-2 years) and taking into account the provisions of local applicable law or as per employee contract. The Company records annual amounts relating to these long-term employee benefits based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases and turnover rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in the Condensed Consolidated Statement of Operations. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions. The net periodic costs are recognized as employees render the services necessary to earn these benefits.

The Components of net periodic benefit cost were as follows (in US$ thousands):

	Quarter ended		Year-to-date period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Service cost	$1,100	$761	$2,066	$1,900
Interest cost	275	190	517	475
Other	-	-	-	-
Net cost	$1,375	$951	$2,583	$2,375

The Company made employer contributions (direct payment of benefits) to its defined benefit plan of $0.9 million, $0.9 million, $1.4 million and $1.2 million for the quarter ended June 30, 2021, the quarter ended June 30, 2020, the year-to-date period ended June 30, 2021, and the year-to-date period ended June 30, 2020, respectively. The plan of the Company is unfunded.

Defined contribution plan

The Company also provides a defined contribution retirement plan and occupational hazard insurance for Omani employees. Contributions to a defined contribution retirement plan and occupational hazard insurance for Omani employees in accordance with the Omani Social Insurances Law are recognized as an expense in the Condensed Consolidated Interim Statement of Operations as incurred. Total contributions were of $0.9 million, $0.8 million, $1.9 million and $1.6 million for the quarter ended June 30, 2021, the quarter ended June 30, 2020, the year-to-date period ended June 30, 2021, and the year-to-date period ended June 30, 2020, respectively. The plan of the Company is unfunded.

13. SHARE-BASED COMPENSATION

In 2018, the NESR shareholders approved the 2018 Long Term Incentive Plan (the “LTIP”). A total of 5,000,000 ordinary shares are reserved for issuance under the LTIP. Grants to members of the Company’s Board of Directors are time-based and vest ratably over a 1-year period. Grants to the Company employees are time-based and vest ratably over a 3-year period.

The purpose of the LTIP is to enhance NESR’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to NESR by providing these individuals with equity ownership opportunities. The Company intends to use time-based restricted stock unit awards to reward long-term performance of the executive officers. The Company believes that providing a meaningful portion of the total compensation package in the form of share-based awards will align the incentives of its executive officers with the interests of its shareholders and serve to motivate and retain the individual executive officers.

The following tables set forth the LTIP activity for the periods indicated (in US$ thousands, except share and per share amounts):

	Quarter ended
	June 30, 2021		June 30, 2020
	Number of Restricted Shares	Weighted Average Value per Share	Number of Restricted Shares	Weighted Average Value per Share
Unvested at Beginning of Period	2,392,560	$9.39	2,244,662	$7.72
Granted	8,000	$11.93	-	$-
Vested and issued	(-)	$-	(-)	$-
Forfeited	(43,335)	$10.36	(-)	$-
Unvested at End of Period	2,357,225	$9.43	2,244,662	$7.72

	Year-to-date period ended
	June 30, 2021		June 30, 2020
	Number of Restricted Shares	Weighted Average Value per Share	Number of Restricted Shares	Weighted Average Value per Share
Unvested at Beginning of Period	2,038,662	$7.38	1,502,690	$10.25
Granted	1,093,085	$11.93	1,080,905	$4.96
Vested and issued	(693,015)	$7.39	(307,932)	$10.36
Forfeited	(81,507)	$8.86	(31,001)	$10.45
Unvested at End of Period	2,357,225	$9.43	2,244,662	$7.72

At June 30, 2021 and 2020, the Company had unrecognized compensation expense of $17.5 million and $12.8 million, respectively, related to unvested LTIP to be recognized on a straight-line basis over a weighted average remaining period of 2.2 years and 1.9 years, respectively. Stock-based compensation has been recorded in the Condensed Consolidated Statement of Operations as follows (in US$ thousands):

	Quarter ended		Year-to-date period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Cost of Services	$1,459	$938	$2,179	$1,665
Selling, general and administrative expenses	1,580	1,187	2,421	2,095
Net cost	$3,039	$2,125	$4,600	$3,760

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14. COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Company was committed to incur capital expenditures of $34.5 million and $16.1 million at June 30, 2021, and December 31, 2020, respectively. Commitments outstanding as of June 30, 2021, are expected to be settled during 2021 and 2022.

Capital lease commitments

The Company leases certain hydraulic fracturing equipment under capital leases that expire between 2021 and 2023. The leases have terms ranging from 24-36 months and imputed interest rates between 4.3%-6.5% per annum. As of June 30, 2021, and December 31, 2020, the total recorded liability for these capital leases was $15.4 million and $25.5 million, respectively, with $13.4 million and $22.3 million, respectively, classified as a short-term obligation within Other current liabilities account and $2.0 million and $3.2 million, respectively, classified as long-term obligations within Other liabilities account in the Condensed Consolidated Balance Sheets. Total interest expense incurred on these capital leases was $0.1 million, $0.6 million, $0.4 million and $1.0 million for the quarter ended June 30, 2021, the quarter ended June 30, 2020, the year-to-date period ended June 30, 2021, and the year-to-date period ended June 30, 2020, respectively, in the Condensed Consolidated Interim Statement of Operations. Depreciation of assets held under these capital leases is included within depreciation expense.

The Company also leases certain equipment in Egypt under capital leases that expire between 2021 and 2024. These capital leases were acquired in the SAPESCO Business Combination (Note 4). As of June 30, 2021, and December 31, 2020, the total recorded liability for these capital leases was $2.7 million and $3.0 million, respectively, with $0.8 million and $0.7 million, respectively, classified as a short-term obligation within Other current liabilities account and $1.9 million and $2.3 million, respectively, classified as a long-term obligations within Other liabilities account in the Condensed Consolidated Balance Sheets. Total interest expense incurred on these capital leases was $0.1 million, $0.1 million, $0.2 million and $0.2 million for the quarter ended June 30, 2021, the quarter ended June 30, 2020, the year-to-date period ended June 30, 2021, and the year-to-date period ended June 30, 2020, respectively, in the Condensed Consolidated Interim Statement of Operations. Depreciation of assets held under these capital leases is included within depreciation expense.

The Company also leases certain basecamp equipment in Saudi Arabia under a capital lease that expires in 2023 and an imputed interest rate of 2.5% per annum. As of June 30, 2021, and December 31, 2020, the total recorded liability for this capital lease was $29.0 million and $0.0 (zero) million, respectively, with $11.0 million and $0.0 (zero) million, respectively, classified as a short-term obligation within Other current liabilities account and $18.1 million and $0.0 (zero) million, respectively, classified as a long-term obligations within Other liabilities account in the Condensed Consolidated Balance Sheets. The long-term obligation includes a bargain purchase option of $11.3 million at the end of the lease term. Total interest expense incurred on these capital leases was $0.2 million, $0.0 (zero) million, $0.2 million and $0.0 (zero) million for the quarter ended June 30, 2021, the quarter ended June 30, 2020, the year-to-date period ended June 30, 2021, and the year-to-date period ended June 30, 2020, respectively, in the Condensed Consolidated Interim Statement of Operations. Depreciation of assets held under these capital leases is included within depreciation expense.

Future minimum lease payments and future interest payments under non-cancellable equipment capital leases at June 30, 2021 and December 31, 2020, respectively, are payable as follows (in US$ thousands):

	As of June 30, 2021			As of December 31, 2020
	Future Minimum Lease Payments	Future Interest Payments	Total Payments	Future Minimum Lease Payments	Future Interest Payments	Total Payments
2021	$19,093	$1,113	$20,206	$22,500	$1,524	$24,024
2022	12,150	914	13,064	3,236	453	3,689
2023	15,379	255	15,634	1,810	174	1,984
2024	438	21	459	438	21	459
2025	-	-	-	-	-	-
Thereafter	-	-	-	-	-	-
Total	$47,060	$2,303	$49,363	$27,984	$2,172	$30,156

Operating lease commitments

Future minimum lease commitments under non-cancellable operating leases with initial or remaining terms of one year or more at June 30, 2021 and December 31, 2020, respectively, are payable as follows (in US$ thousands):

	June 30, 2021	December 31, 2020
2021	$7,944	$21,665
2022	2,082	2,814
2023	1,275	1,998
2024	1,280	2,003
2025	632	1,355
Thereafter	3,468	3,413
Total	$16,681	$33,248

The Company recorded rental expense of $42.8 million, $34.6 million, $80.2 million and $68.9 million for the quarter ended June 30, 2021, the quarter ended June 30, 2020, the year-to-date period ended June 30, 2021, and the year-to-date period ended June 30, 2020, respectively, in the Condensed Consolidated Interim Statement of Operations.

Other commitments

The Company purchases certain property, plant, and equipment using seller-provided installment financing with payment terms extending to 24 months. The amounts due to the vendors at June 30, 2021, and December 31, 2020, were $11.3 million and $15.2 million, respectively. As of June 30, 2021, the Company recorded $11.3 million in Accounts payable for amounts due using seller-provided installment financing. As of December 31, 2020, the Company recorded $11.4 million, $0.6 million, and $3.2 million in Accounts payable, Short-term borrowings, and Other current liabilities, respectively, in the Condensed Consolidated Balance Sheet, for amounts due using seller-provided installment financing.

The Company had outstanding letters of credit amounting to $13.9 million and $16.9 million as of June 30, 2021, and December 31, 2020, respectively.

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In the normal course of business with customers, vendors and others, the Company has entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees which totaled $109.0 million and $101.5 million as of June 30, 2021, and December 31, 2020, respectively. The Company has also entered into cash margin guarantees totaling $3.3 million and $3.4 million at June 30, 2021, and December 31, 2020, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on the Company’s condensed consolidated interim financial statements.

As of June 30, 2021, and December 31, 2020, the Company had liabilities of $2.0 million and $4.0 million, respectively, on the Condensed Consolidated Balance Sheet included in the line item “Other liabilities,” reflecting various liabilities associated with the 2014 acquisition of NPS Bahrain by NPS Holdings Limited.

Legal proceedings

The Company is involved in certain legal proceedings which arise in the ordinary course of business and the outcomes of which are currently subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss are difficult to ascertain. Consequently, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of these disputes. The Company is contesting these claims/disputes and the Company’s management currently believes that it is not required to recognize a provision because they are not probable or reasonably estimable and any impacts are not expected to have a material impact on the Company’s business, financial condition, results of operations, or liquidity.

15. EQUITY AND WARRANTS

Common Stock

The Company is authorized to issue an unlimited number of ordinary shares, no par value, and preferred shares, no par value. The Company’s ordinary shares are entitled to one vote for each share. As of June 30, 2021 and December 31, 2020, there were 91,119,218 and 87,777,553, respectively, ordinary shares outstanding.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares divided into five classes with designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. As of June 30, 2021, and December 31, 2020, there were no preferred shares issued or outstanding.

Public and Private Warrants

As of both June 30, 2021 and December 31, 2020, there were 35,540,380 Public Warrants outstanding. Each Public Warrant entitles the registered holder to purchase one-half of one ordinary share at a price of $5.75 per half share at any time commencing on July 6, 2018 (30 days after the completion of the NPS/GES Business Combination). The Public Warrants must be exercised for whole ordinary shares. The Public Warrants expire on June 6, 2023 (five years after the completion of the NPS/GES Business Combination).

From their initial sale in May of 2017 until May of 2020, the Company also had Private Warrants outstanding. The Company’s Private Warrants were distinguished from the Company’s Public Warrants exclusively for their unique cashless exercise and limited redemption features. The Private Warrants retained these features for as long as they were held by our Sponsor, NESR Holdings, Ltd. Periodically between December of 2018 and May of 2020, NESR Holdings, Ltd. sold its Private Warrants, at which time the Company’s Private Warrants were converted into Public Warrants. As of both June 30, 2021 and December 31, 2020, there were no Private Warrants outstanding.

The Company has accounted for its Public and Private Warrants in accordance with ASC 480, Distinguishing Liabilities from Equity. Public Warrants both at inception and in subsequent periods were classified as equity. Upon applying the correction of warrant accounting discussed in Note 3, Private Warrants were both initially and subsequently measured at fair value with changes in fair value recognized in earnings. The Private Warrants were determined to be within the scope of liability accounting due to provisions that could result in different settlement amounts depending upon the characteristics of the holder of the Private Warrant. As the Private Warrants were converted into Public Warrants, the corresponding liability was reclassified to Common Stock and Additional Paid-in Capital on the Company’s Condensed Consolidated Balance Sheets.

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16. EARNINGS PER SHARE

Under ASC 260, Earnings per Share, entities that have issued securities other than common stock that participate in dividends with common stock (i.e., participating securities) are required to apply the two-class method to compute earnings per share (“EPS”). The two-class method is an earnings allocation method under which EPS is calculated for each class of common stock and participating security considering both dividends declared (or accumulated) and participation rights in undistributed earnings as if all such earnings had been distributed during the period. The dilutive effect of each participating security is calculated using the more dilutive of the following approaches:

●	The treasury stock method, reverse treasury stock method, if-converted method or contingently issuable share method, as applicable, provided a participating security or second class of common stock is a potential common share

●	The two-class method, assuming a participating security or second class of common stock is not exercised or converted

Quarter and year-to-date periods ended June 30, 2021

The following tables provide a reconciliation of the data used in the calculation of basic and diluted ordinary shares outstanding for the periods described (in US$ thousands except shares and per share amounts):

Date	Transaction Detail	Change in Shares	Quarter ended June 30, 2021 Weighted Average Ordinary Shares Outstanding
December 31, 2020	Beginning Balance		87,777,553
June 1, 2020	SAPESCO - NESR ordinary share consideration (issued January 14, 2021) (1)	2,237,000	2,237,000
December 31, 2020	SAPESCO - Additional Earn-Out Shares (issued January 14, 2021) (2)	145,039	145,039
February 23, 2021	Restricted Stock Vesting	87,905	61,679
March 16, 2021	Restricted Stock Vesting	316,781	185,518
March 18, 2021	Restricted Stock Vesting	288,329	165,670
December 31, 2020	SAPESCO - Contingently Issuable Shares (contingency resolved at December 31, 2020; all but 7,268 issued on June 8, 2021) (3)	157,702	157,702
March 31, 2021	SAPESCO - Contingently Issuable Shares (contingency resolved at March 31, 2021; issued on June 8, 2021) (3)	113,215	57,546
June 8, 2021	SAPESCO - Customer Receivables Earn-Out Shares (contingency resolved and issued both on June 8, 2021)	2,962	376
June 30, 2021	Ending Balance		90,788,083

(1)	Contingently issuable shares are included in basic EPS only when there is no circumstance under which those shares would not be issued; as such 2,237,000 shares issued in the quarter ended March 31, 2021 pursuant to the SAPESCO Sale & Purchase Agreement, have been included in basic earnings per share since June 1, 2020.
(2)	Contingently issuable shares are included in basic EPS only when there is no circumstance under which those shares would not be issued; as such 145,039 shares, relating to the quarter ended March 31, 2021 issuance of Additional Earn-Out Shares pursuant to the SAPESCO Sale & Purchase Agreement, have been included in basic earnings per share since December 31, 2020.
(3)	Contingently issuable shares are included in basic EPS only when there is no circumstance under which those shares would not be issued; as such 270,917 shares, relating primarily to the actual/expected 2021 issuance of Customer Receivables Earn-Out Shares pursuant to the SAPESCO Sale & Purchase Agreement, have been included in basic earnings per share since the conditions for issuance were satisfied.

Date	Transaction Detail	Change in Shares	Quarter ended June 30, 2021 Weighted Average Ordinary Shares Outstanding
March 31, 2021	Beginning Balance		90,852,607
December 31, 2020	SAPESCO - Contingently Issuable Shares (contingency resolved at December 31, 2020; all but 7,268 issued on June 8, 2021) (1)	157,702	157,702
March 31, 2021	SAPESCO - Contingently Issuable Shares (contingency resolved at March 31, 2021; issued on June 8, 2021) (1)	113,215	113,215
June 8, 2021	SAPESCO - Customer Receivables Earn-Out Shares (contingency resolved and issued both on June 8, 2021)	2,962	749
June 30, 2021	Ending Balance		91,124,273

(1)	Contingently issuable shares are included in basic EPS only when there is no circumstance under which those shares would not be issued; as such 270,917 shares, relating primarily to the actual/expected 2021 issuance of Customer Receivables Earn-Out Shares pursuant to the SAPESCO Sale & Purchase Agreement, have been included in basic earnings per share since the conditions for issuance were satisfied.

30

	Quarter ended June 30, 2021			Year-to-date period ended June 30, 2021
	Undistributed & distributed earnings to common shareholders	Common shares	EPS	Undistributed & distributed earnings to common shareholders	Common shares	EPS
Basic EPS - common shares	$7,821	91,124,273	$0.09	$19,293	90,788,083	$0.21
Restricted Stock Units	-	951,909		-	1,017,423
Antidilution sequencing - subtotal	7,821	92,076,182	$0.08	19,293	91,805,506	$0.21
Decrease/(increase) in the fair value of the warrants	-			-
0 (zero) Private Warrants @ $5.75 per half share		-			-
35,540,380 Public Warrants @ $5.75 per half share		2,560,192			1,562,517
Antidilution sequencing - subtotal	7,821	94,636,374	$0.08	19,293	93,368,023	$0.21

Diluted EPS - common shares	$7,821	94,636,374	$0.08	$19,293	93,368,023	$0.21

Warrants that could be converted into as many as 15,209,998 and 16,207,673 ordinary shares were excluded from common shares at June 30, 2021 quarter-to-date and June 30, 2021 year-to-date, respectively, as they were assumed repurchased upon exercise of the warrants. In addition to these warrants, the Company also had 1,405,316 and 1,172,848 restricted stock units excluded from common shares at June 30, 2021 quarter-to-date and June 30, 2021 year-to-date, respectively, as they were also assumed repurchased through the impact of unrecognized share-based compensation cost.

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Quarter and year-to- date periods ended June 30, 2020

The following tables provide a reconciliation of the data used in the calculation of basic and diluted ordinary shares outstanding for the periods described (in US$ thousands except shares and per share amounts):

Date	Transaction Detail	Change in Shares	Quarter ended June 30, 2020 Weighted Average Ordinary Shares Outstanding
March 31, 2020	Beginning Balance		87,495,221
June 1, 2020	Shares to be issued in SAPESCO transaction (Note 4) (1)	2,237,000	737,473
June 30, 2020	Ending Balance		88,232,694

(1)	Contingently issuable shares are included in basic EPS only when there is no circumstance under which those shares would not be issued, as such 2,237,000 shares issued in the first quarter of 2021 pursuant to the Sale & Purchase Agreement for SAPESCO have been included in basic earnings per share.

Date	Transaction Detail	Change in Shares	Year-to-date period ended June 30, 2020 Weighted Average Ordinary Shares Outstanding
December 31, 2019	Beginning Balance		87,187,289
March 18, 2020	Restricted stock vesting	307,932	175,961
June 1, 2020	Shares to be issued in SAPESCO transaction (Note 4) (1)	2,237,000	368,736
June 30, 2020	Ending Balance		87,731,986

(1)	Contingently issuable shares are included in basic EPS only when there is no circumstance under which those shares would not be issued, as such 2,237,000 shares issued in the first quarter of 2021 pursuant to the Sale & Purchase Agreement for SAPESCO have been included in basic earnings per share.

	Quarter ended	Year-to-date period ended
Shares for Use in Allocation of Participating Earnings:	June 30, 2020	June 30, 2020

Weighted average ordinary shares outstanding	88,232,694	87,731,986
Non-vested, participating restricted shares	1,163,757	1,163,757
Shares for use in allocation of participating earnings	89,396,451	88,895,743

Basic earnings per share (EPS):

	Quarter ended	Year-to-date Period Ended
	June 30, 2020	June 30, 2020

Net income	$10,514	$22,461
Less dividends to:
Ordinary Shares	-	-
Non-vested participating shares	-	-
Total Undistributed Earnings	$10,514	$22,461

32

	Quarter ended	Year-to-date period ended
	June 30, 2020	June 30, 2020

Allocation of undistributed earnings to Ordinary Shares	$10,377	$22,167
Allocation of undistributed earnings to Non-vested Shares	137	294
Total Undistributed Earnings	$10,514	$22,461

	Quarter ended	Year-to-date period ended
Ordinary Shares:	June 30, 2020	June 30, 2020

Distributed Earnings	$-	$-
Undistributed Earnings	0.12	0.25
Total	$0.12	$0.25

Diluted earnings per share (EPS):

	Quarter ended June 30, 2020			Year-to-date period ended June 30, 2020
Ordinary shares	Undistributed & distributed earnings to ordinary shareholders	Ordinary shares	EPS	Undistributed & distributed earnings to ordinary shareholders	Ordinary shares	EPS

Based EPS	$10,377	88,232,694	$0.12	$22,167	87,731,986	$0.25

Add-back:
Undistributed earnings allocated to non-vested shareholders	137	-		294	-
0 (zero) Private Warrants @ $5.75 per half share (anti-dilutive)(1)	-	-		-	-
35,540,380 Public Warrants @ $5.75 per half share (anti-dilutive)(1)	-	-		-	-

Less:
Undistributed earnings reallocated to non-vested shareholders	(137)	-		(294)	-

Diluted EPS — Ordinary shares	$10,377	88,232,694	$0.12	$22,167	87,731,986	$0.25

(1)	Non-participating warrants that could be converted into as many as 17,770,190 ordinary shares are excluded from diluted EPS at June 30, 2020. These warrants are anti-dilutive at current market prices. In addition to these warrants, the Company also has 1,080,905 restricted stock units that are non-participating at June 30, 2020.

17. INCOME TAXES

NESR is a holding company incorporated in the British Virgin Islands, which imposes a zero percent statutory corporate income tax rate on income generated outside of the British Virgin Islands. The subsidiaries operate in multiple tax jurisdictions throughout the MENA and Asia Pacific regions where statutory tax rates generally vary from 10% to 42%. In the British Virgin Islands, the statutory rate is effectively 0% as tax is not applied on extra territorial activity.

The Company’s effective tax rate was 24%, 21%, 17% and 19% for the quarter ended June 30, 2021, the quarter ended June 30, 2020, the year-to-date period ended June 30, 2021, and the year-to-date period ended June 30, 2020, respectively, in the Condensed Consolidated Interim Statement of Operations. The difference in rate quarter-over-quarter and year-over-year is predominantly due to the impact of discrete items and pre-tax income mix by country between periods.

18. RELATED PARTY TRANSACTIONS

Mubbadrah Investment LLC (“Mubbadrah”)

GES leases office space in a building it owns in Muscat, Oman to Mubbadrah along with other Mubbadrah group entities (collectively, the “Mubbadrah group entities”). GES charges rental income to the Mubbadrah group entities for the occupation of the office space, based on usage. Rental income charged by GES to the Mubbadrah group entities amounted to $0.06 million, $0.04 million, $0.1 million and $0.1 million for the quarter ended June 30, 2021, the quarter ended June 30, 2020, the year-to-date period ended June 30, 2021, and the year-to-date period ended June 30, 2020, respectively, in the Condensed Consolidated Interim Statement of Operations. The outstanding balances from the Mubbadrah group entities were payables of $0.03 million and $0.3 million at June 30, 2021, and December 31, 2020, respectively.

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Heavy Equipment Manufacturing & Trading LLC (“HEMT”)

HEMT is a majority owned by Mubbadrah and Hilal Al Busaidy. HEMT is engaged by various subsidiaries of GES for services such as fabrication, manufacturing and maintenance of tools and equipment. HEMT has charged GES $0.01 million, $0.02 million, $0.02 million and $0.04 million for the quarter ended June 30, 2021, the quarter ended June 30, 2020, the year-to-date period ended June 30, 2021, and the year-to-date period ended June 30, 2020, respectively, in relation to these services. As of June 30, 2021, and December 31, 2020, $0.6 million and $0.6 million remains receivable from HEMT.

Prime Business Solutions LLC (“PBS”)

PBS is 100% owned by Mubbadrah Business Solutions LLC and is involved in the development and maintenance of Enterprise Resource Planning (“ERP”) systems.

PBS has developed and implemented the GEARS (ERP) system for GES and is currently engaged to maintain it. Charges totaling $0.1 million, $0.2 million, $0.2 million and $0.8 million for the quarter ended June 30, 2021, the quarter ended June 30, 2020, the year-to-date period ended June 30, 2021, and the year-to-date period ended June 30, 2020, respectively, within the Condensed Consolidated Interim Statement of Operations, for maintenance fees. As of June 30, 2021, and December 31, 2020, $0.4 million and $0.3 million remains payable to PBS.

Nine Energy Service, Inc. (“Nine”)

During the quarters ended June 30, 2021, and 2020, the purchased $0.5 million, $0.3 million, $0.8 million and $1.4 million for the quarter ended June 30, 2021, the quarter ended June 30, 2020, the year-to-date period ended June 30, 2021, and the year-to-date period ended June 30, 2020, respectively, of products and rentals from Nine. One of the Company’s directors, Andrew Waite, also serves as a director of Nine. As of June 30, 2021, and December 31, 2020, the Company had total liabilities of $2.4 million and $3.7 million, respectively, on its Condensed Consolidated Balance Sheets related to these purchases.

Basin Holdings US LLC (“Basin”)

The Company purchased $0.01 million, $0.02 million, $0.3 million and $0.45 million for the quarter ended June 30, 2021, the quarter ended June 30, 2020, the year-to-date period ended June 30, 2021, and the year-to-date period ended June 30, 2020, respectively, of products and rentals from Basin. One of the Company’s directors, Antonio J. Campo Mejia, also serves as a director of Basin. As of June 30, 2021, and December 31, 2020, the Company had total liabilities of $0.0 (zero) million and $0.0 (zero) million, respectively, on its Condensed Consolidated Balance Sheets, related to these purchases.

19. REPORTABLE SEGMENTS

Operating segments are components of an enterprise where separate financial information is available and that are evaluated regularly by the Company’s CODM in deciding how to allocate resources and in assessing performance. The Company reports segment information based on the “management” approach and its CODM is its Chief Executive Officer.

The Company’s services are similar to one another in that they consist of oilfield services and related offerings, whose customers are oil and gas companies. The results of operations of the service offerings are regularly reviewed by the CODM for the Company for the purposes of determining resource and asset allocation and assessing performance. The Company has determined that it has two reportable segments, Production Services and Drilling and Evaluation Services. The CODM evaluates the operating results of its reportable segments primarily based on revenue and segment operating income. Segment operating income does not include general corporate expenses, such as corporate overhead (costs incurred at the Company’s global and regional headquarter locations), share-based compensation, and transaction and integration costs, as these expenses are not allocated to the Company’s reportable segments and not reported to the Company’s CODM.

Production Services that are offered depend on the well life cycle in which the services may fall. They include, but are not limited to, the following types of service offerings: hydraulic fracturing, coil tubing, stimulation and pumping, nitrogen services, completions, pipelines, cementing, laboratory services and filtration services.

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Drilling and Evaluation Services generates its revenue from the following service offerings: drilling and workover rigs, rig services, drilling services and rentals, fishing and remedials, directional drilling, turbines drilling, drilling fluids, wireline logging services, slickline services and well testing services.

In January 2021, we launched a new Environmental, Social, and Corporate Governance IMPACT (“ESG IMPACT”) initiative to introduce innovative energy solutions and develop a portfolio of product lines and services aimed to mitigate climate change, enhance water management and conservation, and minimize environmental waste in the industry. The results of ESG IMPACT were not material to our Unaudited Condensed Consolidated Interim Statement of Operations for the quarter and year-to-date periods ended June 30, 2021.

The Company’s operations and activities are located within certain geographies, primarily the MENA region and the Asia Pacific region, which includes Malaysia, Indonesia and India.

Revenue from operations

	Quarter ended		Year-to-date period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Reportable Segment:
Production Services	$152,670	$139,034	$289,437	$272,224
Drilling and Evaluation Services	82,257	64,215	157,916	130,324
Total revenue	$234,927	$203,249	$447,353	$402,548

Long-lived assets

	June 30, 2021	December 31, 2020
Reportable Segment:
Production Services	$302,694	$303,625
Drilling and Evaluation Services	132,609	124,062
Total Reportable Segments	435,303	427,687
Unallocated assets	17,150	10,056
Total long-lived assets	$452,453	$437,743

Operating income

	Quarter ended		Year-to-date period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Reportable Segment:
Production Services	$18,015	$20,217	$32,197	$41,545
Drilling and Evaluation Services	8,558	8,334	18,271	16,202
Total Reportable Segments	26,573	28,551	50,468	57,747
Unallocated expenses	(12,455)	(10,693)	(20,389)	(21,374)
Total operating income	$14,118	$17,858	$30,079	$36,373

Revenue by geographic area

	Quarter ended		Year-to-date period ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Geographic Area:
Domestic (British Virgin Islands)
MENA	$232,548	$200,737	$442,333	$396,798
Rest of World	2,379	2,512	5,020	5,750
Total revenue	$234,927	$203,249	$447,353	$402,548

Long-lived assets by geographic area

	June 30, 2021	December 31, 2020
Geographic area:
Domestic (British Virgin Islands)	$-	$-
MENA	444,595	429,283
Rest of World	7,858	8,460
Total long-lived assets	$452,453	$437,743

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Cautionary Note Regarding Forward-Looking Statements

This Periodic Report on Form 6-K (this “Periodic Report”) contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this Periodic Report that are not statements of historical fact, including statements regarding the impact of the COVID-19 pandemic or the Company’s response to COVID-19, may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this Periodic Report may include, without limitation, statements regarding the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), expansion plans and opportunities, completion and integration of acquisitions including the acquisitions of SAPESCO and Action, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: changing commodity prices, market volatility and other market trends that affect our customers’ demand for our services; disruptions to economic and market conditions caused by the coronavirus (COVID-19) and other public health crises and threats; the level of capital spending by our customers; political, market, financial and regulatory risks, including those related to the geographic concentration of our customers; our operations, including maintenance, upgrades and refurbishment of our assets, may require significant capital expenditures, which may or may not be available to us; operating hazards inherent in our industry and the ability to secure sufficient indemnities and insurance; our ability to successfully integrate acquisitions; competition, including for capital and technological advances; and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the SEC.

Readers are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this Periodic Report to reflect any new information or future events or circumstances or otherwise, except as required by law. Readers should read this Periodic Report in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

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ITEM 2. OPERATING AND FINANCIAL REVIEW

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated interim financial statements and related notes included in this Periodic Report. In addition, such analysis should be read in conjunction with the audited consolidated financial statements, the related notes, and the other information included in the Company’s Annual Report on Form 20-F for year ended December 31, 2020. The following discussion and analysis contain forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. Please read “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a regional provider of services to the oil and gas industry in the MENA and Asia Pacific regions. We currently operate in over 15 countries, with a strong presence in Saudi Arabia, Oman, Qatar, Iraq, Algeria, United Arab Emirates, Egypt, Libya and Kuwait. Our company was founded with a vision of creating a regional provider for oilfield services that offers a full portfolio of solutions for our customers throughout the region with a strong focus on supporting the economies in which we operate. Environmental, social and governance (“ESG”) considerations are central to our company, and we believe that employing local staff and fully integrating with regional economies is a critical part of the social component of our ESG philosophy; in addition, we have found that promoting high local content in our operations optimizes our cost structure, enhancing our ability to generate free cash flow in various commodity price environments. With its vast reserves of oil and gas, the MENA region continues to dominate in its role as a vital source of global energy supply and stability. Our services include a broad suite of offerings that are essential in the drilling and completion of new oil and natural gas wells and in the remedial work on existing wells, both onshore and offshore, including completion services and equipment and drilling and evaluation services and equipment.

Factors Affecting our Results of Operations

Global E&P Trends and Oil Prices

We provide oilfield services to exploration and production companies with operations in the onshore and offshore oil and gas sectors in the MENA region, particularly the Middle East, and Asia Pacific regions. Demand for our services is mainly driven by our customers’ operations and is therefore linked to global commodity prices and expectations about future prices, rig activity and other factors.

In December 2019, the emergence of a new strain of the COVID-19 was reported in China that subsequently spread across China, the MENA region, and the rest of the world, including the United States. As a result of the outbreak, travel restrictions, quarantines, shelter-in-place orders and similar measures taken by governments and companies have had a significant impact on global commerce and the price of oil. Since early March 2020, the global oil markets have experienced a precipitous decline in oil prices in response to concerns regarding the potential impacts of the COVID-19 outbreak on worldwide oil demand. On April 20, 2020, oil prices for May deliveries of West Texas Intermediate (WTI) crude oil turned negative as demand for oil collapsed despite OPEC countries and Russia agreeing to cut production. Prices have subsequently rallied on the strength of production cuts from most oil producing countries.

To date, the outbreak of COVID-19 has not significantly impacted our business operations and financial position. Occasional invoice processing delays for both accounts receivable and accounts payable have been mitigated by improved working capital management. The extent to which our future financial results are affected by COVID-19 will depend on factors and consequences beyond our control, such as the length and scope of the pandemic, the development, distribution, and administration of COVID-19 vaccines and the efficacy thereof, further actions taken by governments and the private sector in response to the pandemic, and the rate and effectiveness of responses to combat COVID-19. The risk factors identified in our Annual Report on Form 20-F for the year ended December 31, 2020 could be further aggravated by the conditions of the global economy originating from COVID-19. In addition, our operational results may also be materially adversely affected in a manner that is either not currently known or that we do not currently consider to be a significant risk.

Cyclical Nature of Sector

The oilfield services sector is a highly cyclical industry. As a result, our operating results can fluctuate from quarter to quarter and period to period. However, due to the lower average cost per barrel in the Middle East and the need for infrastructure spending to sustain or increase current production levels of these oil rich countries, we believe that we are less affected by oil price volatility as compared to oilfield services companies that operate in other regions, as discussed below.

Drilling Environments

Based on energy industry data, the bulk of oil production comes from onshore activity while offshore oil production currently provides an estimated 30% of all global oil supply. We provide services to exploration and production (“E&P”) companies with both onshore and offshore drilling operations. Offshore drilling generally provides higher margins to service providers due to greater complexity, logistical challenges and the need for innovative solutions.

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Geographic Concentration; Middle Eastern Operations

During 2020, 98% of our revenue came from the MENA region, particularly the Middle East. The Middle East has almost half of the world’s proven oil reserves and accounts for almost a third of oil production, according to the BP Statistical Review of World Energy 2020 (69th edition). Given the low break-even price of production, it is a key region for oilfield service companies. Most oil and gas fields in the Middle East are legacy fields on land or in shallow waters. These fields are largely engaged in development drilling activity, driven by the need for redevelopment, enhanced oil recovery via stimulation and the drilling of new production wells. Further, a number of gas fields scheduled to be developed in the near future will require oilfield services. As a result, our capital expenditure and related financing needs may increase materially in the future.

In addition, regional drilling operations may be impacted by local political and economic trends. Due to the concentration of our operations in the MENA region, and particularly the Middle East, our financial condition and results of operations may be impacted by geopolitical, political or economic instability affecting the countries in which we operate, including reduced production and drilling activities and disruptions from the COVID-19 outbreak, extended periods of low oil prices and decreased oil demand, armed conflict, imposition of economic sanctions, changes in governments and currency devaluations, among others.

Many MENA countries rely on the energy sector as the major source of national revenues. Even at lower oil and gas prices, such oil and gas dependent economies have continued to maintain significant production and drilling activities. Further, given that Middle East markets have among the lowest break-even prices of production, they can continue to produce profitably at significantly lower commodity prices.

Key Components of Revenues and Expenses

Revenues

We earn revenue from our broad suite of oilfield services, including coiled tubing, hydraulic fracturing, cementing, stimulation and pumping, well testing services, drilling services and rental, fishing and remediation, drilling and workover rigs, nitrogen services, wireline logging services, turbines drilling, directional drilling, filtration services and slickline services, among others. Revenues are recognized when performance obligations are satisfied in accordance with contractual terms, in an amount that reflects the consideration the Company expects to be entitled to in exchange for services rendered or rentals provided. A performance obligation arises under contracts with customers to render services or provide rentals and is the unit of account under Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. The Company accounts for services rendered and rentals provided separately if they are distinct and the service or rental is separately identifiable from other items provided to a customer and if a customer can benefit from the services rendered or rentals provided on its own or with other resources that are readily available to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. A contract’s standalone selling prices are determined based on the prices that the Company charges for its services rendered and rentals provided. Most of the Company’s performance obligations are satisfied over time, which is generally represented by a period of 30 days or less. The Company’s payment terms vary by the type of products or services offered. The term between invoicing and when the payment is due is typically 30-60 days per contract.

Cost of services

Cost of services primarily includes staff costs for service personnel, purchase of non-capitalized material and equipment (such as tools and rental equipment), depreciation relating to capital assets used in our operations, vehicle and equipment rental and maintenance and repair.

Selling, general and administrative (“SG&A”) expense

SG&A expense primarily includes salary and employee benefits for non-production personnel (primarily management and administrative personnel), professional service fees, office facilities and equipment, office supplies and non-capitalized office equipment, and depreciation of office furniture and fixtures.

Amortization

Amortization expense primarily includes amortization of intangible assets associated with acquired customer contracts, trademarks and tradenames.

Interest expense, net

Interest expense primarily consists of interest on outstanding debt, net of interest income.

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Gain/(loss) on warrant liability

Gain/(loss) on Private Warrant liability consists of adjustments recorded to present the Company’s Private Warrants at fair value in the Condensed Consolidated Balance Sheets.

Other income (expense), net

Other operating income (expenses) primarily consists bank charges and foreign exchange gains and losses.

Key Performance Indicators

Historically, we have tracked two principal non-financial performance indicators that are important drivers of our results of operations: oil price and rig count. Oil price is important because the level of spending by E&P companies, our principal customers, is significantly influenced by anticipated future prices of oil, which is typically indicative of expected supply and demand. Changes in E&P spending, in turn, typically result in an increased or decreased demand for our services. Rig count, particularly in the regions in which we operate, is an indicator of the level of activity and spending by our E&P customers and has historically been an important indicator of our financial performance and activity levels. More recently, our customers in certain parts of the MENA region have increased their efforts to commercialize natural gas, particularly from unconventional formations. Over time, we anticipate that the market for natural gas will also become a key performance indicator for the Company.

The following table shows rig count (Source: Baker Hughes Published International Rig Counts) and oil prices as of the dates indicated:

	As of June 30,
	2021	2020

Rig count:
MENA	299	385
Rest of World – outside of North America	459	396
Total International Rig Count	758	781

Brent Crude (per barrel)	$76.94	$41.64

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Basis of Presentation of Financial Information

Segments

We operate our business and report our results of operations through two operating and reporting segments, Production Services and Drilling and Evaluation Services, which aggregate services performed during distinct stages of a typical life cycle of an oil well.

Production Services. Our Production Services segment includes the results of operations from services that are generally offered and performed during the production stage of a well’s lifecycle. These services mainly include hydraulic fracturing, cementing, coiled tubing, filtration, completions, stimulation, pumping and nitrogen services. Our Production Services accounted for 65%, 68%, 65% and 68% for the quarter ended June 30, 2021, the quarter ended June 30, 2020, the year-to-date period ended June 30, 2021, and the year-to-date period ended June 30, 2020, respectively.

Drilling and Evaluation Services. Our Drilling and Evaluation Services segment includes the results of operations from services that are generally offered and performed during pre-production stages of a well’s lifecycle and related mainly to the operation of oil rigs. The services mainly include well testing services, drilling services and rental, fishing and remediation, drilling and workover rigs, wireline logging services, turbines drilling, directional drilling, slickline services and drilling fluids, among others. Our Drilling and Evaluation Services accounted for 35%, 32%, 35% and 32% for the quarter ended June 30, 2021, the quarter ended June 30, 2020, the year-to-date period ended June 30, 2021, and the year-to-date period ended June 30, 2020, respectively.

See Item 4B, “Business Overview” in our Annual Report on Form 20-F for the year ended December 31, 2020, which is hereby incorporated by reference into this Periodic Report, for a description of our reportable segments.

ESG IMPACT. In January 2021, we launched a new Environmental, Social, and Corporate Governance IMPACT (“ESG IMPACT”) initiative to introduce innovative energy solutions and develop a portfolio of product lines and services aimed to mitigate climate change, enhance water management and conservation, and minimize environmental waste in the industry. The results of ESG IMPACT were not material to our Unaudited Condensed Consolidated Interim Statement of Operations for the quarter or year-to-date periods ended June 30, 2021.

Results of Operations

The discussions below relating to significant line items from our Condensed Consolidated Statements of Operations are based on available information and represent our analysis of significant changes or events that impact the fluctuations in or comparability of reported amounts. Where appropriate, we have identified specific events and changes that affect comparability or trends. In addition, the discussions below for revenues are on an aggregate basis for each fiscal period, as the business drivers for all services are similar.

2021 compared to 2020

The following table presents our consolidated income statement data for the periods indicated:

	Quarter ended		Year-to-date period ended
Description	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020 (Revised, Note 3)

Revenues	$234,927	$203,249	$447,353	$402,548
Cost of services	(193,931)	(164,343)	(368,242)	(322,613)
Gross profit	40,996	38,906	79,111	79,935
Selling, general and administrative expenses	(22,379)	(17,114)	(40,525)	(35,741)
Amortization	(4,499)	(3,934)	(8,507)	(7,821)
Operating income	14,118	17,858	30,079	36,373
Interest expense, net	(3,234)	(4,165)	(6,397)	(8,675)
Gain/(loss) on Private Warrant Liability	-	(22)	-	558
Other income / (expense), net	(655)	(309)	(372)	(420)
Income before income tax	10,229	13,362	23,310	27,836
Income tax expense	(2,408)	(2,848)	(4,017)	(5,375)
Net income	7,821	10,514	19,293	22,461
Net income / (loss) attributable to non-controlling interests	-	-	-	-
Net income attributable to shareholders	$7,821	$10,514	$19,293	$22,461

Revenue. Revenue was $234.9 million for the quarter ended June 30, 2021, compared to $203.2 million for the quarter ended June 30, 2020, and $447.4 million for the year-to-date period ended June 30, 2021, compared to $402.5 million for the year-to-date period ended June 30, 2020.

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The table below presents our revenue by segment for the periods indicated:

	Quarter ended		Year-to-date period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Reportable Segment:
Production Services	$152,670	$139,034	$289,437	$272,224
Drilling and Evaluation Services	82,257	64,215	157,916	130,324
Total revenue	$234,927	$203,249	$447,353	$402,548

Production Services revenue was $152.7 million for the quarter ended June 30, 2021, compared to $139.0 million for the quarter ended June 30, 2020, and $289.4 million for the year-to-date period ended June 30, 2021, compared to $272.2 million for the year-to-date period ended June 30, 2020. The increase in revenue was primarily due to higher hydraulic fracturing and coil tubing activities in Saudi Arabia.

Drilling and Evaluation Services revenue was $82.3 million for the quarter ended June 30, 2021, compared to $64.2 million for the quarter ended June 30, 2020, and $157.9 million for the year-to-date period ended June 30, 2021, compared to $130.3 million for the year-to-date period ended June 30, 2020. The increase in revenue was primarily due to higher logging in Saudi Arabia and increased drilling activity throughout the MENA.

Cost of services. Cost of services was $193.9 million for the quarter ended June 30, 2021, compared to $164.3 million for the quarter ended June 30, 2020, and $368.2 million for the year-to-date period ended June 30, 2021, compared to $322.6 million for the year-to-date period ended June 30, 2020. Cost of services as a percentage of total revenue was 83%, 81%, 82% and 80% for the quarter ended June 30, 2021, the quarter ended June 30, 2020, the year-to-date period ended June 30, 2021, and the year-to-date period ended June 30, 2020, respectively. The change in cost of services as percentage of total revenue is mainly due to a change in revenue mix between business lines with lower and higher margins. Cost of services included depreciation expense of $27.6 million, $26.4 million, $53.8 million and $51.8 million for the quarter ended June 30, 2021, the quarter ended June 30, 2020, the year-to-date period ended June 30, 2021, and the year-to-date period ended June 30, 2020, respectively. Depreciation expense has increased due to additional capital expenditures throughout the second half of 2020 and into the first half of 2021.

Gross profit. Gross profit as a percentage of total revenue was 17%, 19%, 18% and 20% for the quarter ended June 30, 2021, the quarter ended June 30, 2020, the year-to-date period ended June 30, 2021, and the year-to-date period ended June 30, 2020, respectively. The change in trend is described under “Revenue” and “Cost of services.”

SG&A expense. SG&A expense, which represents costs associated with managing and supporting our operations, was $22.4 million for the quarter ended June 30, 2021, compared to $17.1 million for the quarter ended June 30, 2020, and $40.5 million for the year-to-date period ended June 30, 2021, compared to $35.7 million for the year-to-date period ended June 30, 2020. SG&A as a percentage of total revenue was 10%, 8%, 9% and 9% for the quarter ended June 30, 2021, the quarter ended June 30, 2020, the year-to-date period ended June 30, 2021, and the year-to-date period ended June 30, 2020, respectively. The increase in SG&A as a percentage of total revenue period over period is primarily due to transaction costs related to mergers and acquisitions, corporate projects such as a system implementation, and higher share-based compensation costs.

Amortization expense. Amortization expense $4.5 million for the quarter ended June 30, 2021, compared to $3.9 million for the quarter ended June 30, 2020, and $8.5 million for the year-to-date period ended June 30, 2021, compared to $7.8 million for the year-to-date period ended June 30, 2020. Amortization expense is driven mainly by acquired intangible assets resulting from the acquisitions of GES and NPS in 2018 and the Action Business Combination in 2021.

Interest expense, net. Interest expense, net, was $3.2 million for the quarter ended June 30, 2021, compared to $4.2 million for the quarter ended June 30, 2020, and $6.4 million for the year-to-date period ended June 30, 2021, compared to $8.7 million for the year-to-date period ended June 30, 2020. The decrease in interest expense during the quarter ended June 30, 2021, as compared to quarter ended June 30, 2021, is mainly attributable to lower interest rates attributable to declines in benchmark interest rates.

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Gain/(loss) on warrant liability. Gain/(loss) on warrant liability was a loss of $0 (zero) million for the quarter ended June 30, 2021, as compared a loss of ($22) thousand for the quarter ended June 30, 2020, and $0 (zero) million for the year-to-date period ended June 30, 2021, compared to $0.6 million for the year-to-date period ended June 30, 2020. Differences between periods are attributable to the change in fair value of the Company’s Private Warrants.

Other (expense) income, net. Other (expense) income, net, was ($0.7) million for the quarter ended June 30, 2021, compared to ($0.3) million for the quarter ended June 30, 2020, and ($0.4) million for the year-to-date period ended June 30, 2021, compared to ($0.4) million for the year-to-date period ended June 30, 2020. Differences between periods were mainly attributed to fluctuations in bank charges and foreign exchange gains and losses between periods.

Income tax expense (benefit). Income tax expense (benefit) was $2.4 million for the quarter ended June 30, 2021, compared to $2.8 million for the quarter ended June 30, 2020, and $4.0 million for the year-to-date period ended June 30, 2021, compared to $5.4 million for the year-to-date period ended June 30, 2020. The difference in rate quarter-over-quarter and year-over-year is predominantly due to the impact of discrete items and pre-tax income mix by country between periods.

Net income. Net income was $7.8 million for the quarter ended June 30, 2021, compared to $10.5 million for the quarter ended June 30, 2020, and $19.3 million for the year-to-date period ended June 30, 2021, compared to $22.5 million for the year-to-date period ended June 30, 2020.

Supplemental Segment Operating Income Discussion

	Quarter ended		Year-to-date period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Reportable Segment:
Production Services	$18,015	$20,217	$32,197	$41,545
Drilling and Evaluation Services	8,558	8,334	18,271	16,202

Production Services segment operating income was $18.0 million for the quarter ended June 30, 2021, compared to $20.2 million for the quarter ended June 30, 2020, and $32.2 million for the year-to-date period ended June 30, 2021, compared to $41.5 million for the year-to-date period ended June 30, 2020. The decrease in segment operating income was largely attributable to ramp up costs incurred in anticipation of increased activity levels.

Drilling and Evaluation segment operating income was $8.6 million for the quarter ended June 30, 2021, compared to $8.3 million for the quarter ended June 30, 2020, and $18.3 million for the year-to-date period ended June 30, 2021, compared to $16.2 million for the year-to-date period ended June 30, 2020. The increase in segment operating income in 2021 as compared to 2020 was primarily due to higher activity levels period-over-period.

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Liquidity and Capital Resources

Our objective in financing our business is to maintain sufficient liquidity, adequate financial resources and financial flexibility to fund the requirements of our business. We had cash and cash equivalents of $66.1 million and $75.0 million as of June 30, 2021, and December 31, 2020, respectively. Our outstanding borrowings were $401.3 and $398.5 million as of June 30, 2021, and December 31, 2020, respectively. Current available borrowing capacity totaled $38.7 million and $29.1 million as of June 30, 2021 and December 31, 2020, respectively. We believe that our cash on hand, cash flows generated from operations, and liquidity available through our credit facilities, including recently drawn facilities, will provide sufficient liquidity to manage our global cash needs. See “Capital Resources” below.

Cash Flows

Cash flows provided by (used in) each type of activity were as follows for the periods presented:

(in US$ thousands)

	Year-to-date period ended
	June 30, 2021	June 30, 2020
Cash Provided by (used in):
Operating Activities	$79,471	$52,599
Investing Activities	(71,811)	(46,214)
Financing Activities	(16,632)	(304)
Effect of exchange rate changes on cash	34	35

Net change in cash and cash equivalents	$(8,938)	$6,116

Operating Activities

Cash flows provided by operating activities were $79.5 million for the year-to-date period ended June 30, 2021, compared to cash flows provided by operating activities of $52.6 million for the year-to-date period ended June 30, 2020. Cash flows from operating activities increased by $26.9 million in the year-to-date period ended June 30, 2021, compared to year-to-date period ended June 30, 2020, primarily due to improved accounts receivable collections offset in part by an increase in supplier and vendor payments.

Investing Activities

Cash flows used in investing activities were $71.8 million for the year-to-date period ended June 30, 2021, compared to cash flows used in investing activities of $46.2 million for the year-to-date period ended June 30, 2020. The difference between periods was primarily due to the change in timing of cash payments for capital expenditures and the Action Business Combination. Our principal recurring investing activity is the funding of capital expenditures to ensure that we have the appropriate levels and types of machinery and equipment in place to generate revenue from operations.

Financing Activities

Cash flows used in financing activities were $16.6 million for the year-to-date period ended June 30, 2021, compared to cash flows used in financing activities of $0.3 million for the year-to-date period ended June 30, 2020. The change period-over-period was primarily due to higher debt repayments in the 2021 period as compared to 2020.

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Credit Facilities

As of and after June 30, 2021, we had the following principal credit facilities and instruments outstanding or available:

Secured Facilities Agreement

On May 5, 2019, the Company entered into a $450.0 million term loan, revolving credit, and working capital facilities agreement (the “Secured Facilities Agreement”) with Arab Petroleum Investments Corporation (“APICORP”) – Bahrain Banking Branch, HSBC Bank Middle East Limited (“HSBC”), Mashreqbank PSC and Saudi British Bank acting as initial mandated lead arrangers and bookrunners, Mashreqbank PSC acting as global agent, APICORP and Mashreqbank PSC acting as security agents, NPS Bahrain for Oil and Gas Wells Services WLL (“NPS Bahrain”) and its Kuwait branch, Gulf Energy SAOC and National Petroleum Technology Company as borrowers, and HSBC, Mashreqbank PSC, APICORP and Saudi British Bank, as the “Lenders.” On May 23, 2019 and June 20, 2019, the Company entered into $35.0 million and $40.0 million Incremental Facilities Agreements, respectively, increasing the size of the Secured Facilities Agreement to $485.0 million and $525.0 million, respectively. During the year ended December 31, 2020, the Secured Facilities Agreement was reduced to $501.3 million primarily as a result of the non-renewal of a project-specific letter of credit and the payment of the first two installments of the long-term loan. During the year-to-date period ended June 30, 2021, the Secured Facilities Agreement was increased to $504 million primarily as a result of $17.7 million additional working capital capacity offset by $15.0 million in installment payments on the term loan.

The $504 million Secured Facilities Agreement consists of a $270 million term loan due by May 6, 2025 (the “Term Loan” or “Secured Term Loan”), a $65.0 million revolving credit facility due by May 6, 2023 (“RCF” or “Secured Revolving Credit Facility”), and a $169.0 million working capital facility that renews annually by mutual agreement of the Lenders and the Company. Borrowings under the Term Loan and RCF incur interest at the rate of three-month LIBOR plus 2.4% to 2.7% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the Secured Facilities Agreement. As of June 30, 2021, and December 31, 2020, this resulted in an interest rate of 2.6% and 2.6%, respectively. As of June 30, 2021, and December 31, 2020, the Company had drawn $270 million and $285.0 million, respectively, of the Term Loan and $65 million and $65 million, respectively, of the RCF.

The RCF was obtained for general corporate and working capital purposes including capital expenditure related requirements and acquisitions (including transaction related expenses). The RCF requires the payment of a commitment fee each quarter. The commitment fee is computed at the rate of 0.60% per annum based on the average daily amount by which the borrowing base exceeds the outstanding borrowings during each quarter. Under the terms of the RCF, the final settlement is due by May 6, 2023. The Company is required to repay the amount of any principal balance outstanding together with any unpaid accumulated interest at three-month LIBOR plus 2.4% to 2.7% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the Secured Facilities Agreement. The Company is permitted to make any prepayment under this RCF in multiples of $5.0 million during this 4-year period up to May 6, 2023. Any unutilized balances from the RCF can be drawn down again during the 4-year tenure at the same terms. As of June 30, 2021, and December 31, 2020, the Company had $0.0 (zero) million and $0.0 (zero) million, respectively, available to be drawn under the RCF.

The Secured Facilities Agreement also includes a working capital facility of $169.0 million and $151.3 million as of June 30, 2021 and December 31, 2020, respectively, for issuance of letters of guarantee and letters of credit and refinancing letters of credit into short-term debt over a period of one year, which carries an interest rate equal to three-month U.S. Dollar LIBOR for the applicable interest period, plus a margin of 1.00% to 1.25% per annum. As of June 30, 2021, and December 31, 2020, the Company had utilized $140.6 million and $129.4 million, respectively, under this working capital facility and the balance of $28.4 million and $21.9 million, respectively, was available to the Company.

The Company has also retained legacy bilateral working capital facilities from HSBC totaling $24.7 million and $24.7 million at June 30, 2021 and December 31, 2020, respectively, in Qatar ($10.3 million at June 30, 2021, $10.3 million at December 31, 2020), in the UAE ($14.3 million at June 30, 2021, and $14.3 million at December 31, 2020) and in Kuwait ($0.1 million at June 30, 2021 and $0.1 million at December 31, 2020). As of June 30, 2021, and December 31, 2020, the Company had utilized $18.2 million and $18.5 million, respectively, under this working capital facility and the balance of $6.5 million and $6.2 million, respectively, was available to the Company.

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Utilization of the working capital facilities under both the legacy arrangement and Secured Facilities Agreement comprises letters of credit issued to vendors, guarantees issued to customers, vendors, and others, and short-term borrowings used to settle letters of credit. Once a letter of credit is presented for payment by the vendor, the Company at its election can settle the letter of credit from available cash or leverage short-term borrowings available under both the legacy arrangement and Secured Facilities Agreement that will be repaid quarterly over a one-year period. Until a letter of credit is presented for payment by the vendor, it is disclosed as an off-balance sheet obligation. For additional discussion of outstanding letters of credit and guarantees, see Note 14, Commitments and Contingencies.

The Secured Facilities Agreement includes covenants that specify maximum leverage (Net Debt / EBITDA) up to 3.50, minimum debt service coverage ratio (Cash Flow / Debt Service) of at least 1.25, and interest coverage (EBITDA / Interest) of at least 4.00. The Company is in compliance with all financial covenants as of June 30, 2021.

CIB Long-Term Debt

As part of the SAPESCO transaction, the Company assumed a $21.0 million debt obligation with Commercial International Bank (“CIB,” and collectively, “CIB Long-Term Debt”). Under the terms of its arrangement with CIB, the Company repaid $11.0 million of this balance during the third quarter of 2020 with the remaining $10.0 million due on August 15, 2021. Borrowings under the CIB Long-Term Debt incur interest at 2% per annum over 6 months LIBOR (to be settled on monthly basis) plus 50 basis points per annum. As of June 30, 2021 and December 31, 2020, this resulted in an interest rate of 2.3% and 2.3%, respectively. The Company’s CIB Long-Term Debt is secured by a letter of guarantee from Mashreqbank PSC.

CIB Short-Term Debt

The Commercial International Bank Short-Term Debt facilities (collectively, “CIB Short-Term Debt”) include a $1.5 million U.S. Dollar time loan facility, a E£2 million Egyptian Pound time loan facility, and a E£10 million Egyptian pound time loan overdraft facility, and $14.5 million U.S. dollars in letters of guarantee. Each CIB Short-Term Debt borrowing matures three months from the date of borrowing with the latest maturity date for amounts outstanding as of June 30, 2021 being September 13, 2021.

The U.S. Dollar time loan facility accrues interest at 2.25% per annum over 3 months LIBOR plus 50 basis points per annum of the Highest Monthly Debit Balance (“HMDB”) commission. The Egyptian Pound time loan and overdraft facilities accrue interest at 0.75% per annum over the Central Bank of Egypt’s Corridor Offer Rate plus 50 basis points per annum, HMDB commission.

As of June 30, 2021, and December 31, 2020, the CIB Short-Term Debt resulted in an interest rate of 2.3% and 2.3%, respectively, for U.S. Dollar denominated balances, and 10.0% and 10.0%, respectively, for Egyptian Pound denominated balances. As of June 30, 2021, the Company had utilized $0.9 million of the U.S. Dollar time loan facility, E£2.0 million of the Egyptian Pound time loan facility, and E£6.2 million of the Egyptian pound time loan overdraft facility, and $8.4 million in letters of guarantee, with the balances of $0.6 million, E£0.0 (zero) million, E£3.8 million, and $6.1 million, respectively, available to the Company. As of December 31, 2020, the Company had utilized $1.3 million of the U.S. Dollar time loan facility, E£2.0 million of the Egyptian Pound time loan facility, and E£9.8 million of the Egyptian pound time loan overdraft facility, and $8.3 million in letters of guarantee, with the balances of $0.2 million, E£0.0 (zero) million, E£0.2 million, and $6.3 million, respectively, available to the Company.

ABK Short-Term Debt

The Al Ahli Bank of Kuwait working capital and overdraft facilities (collectively, “ABK Short-Term Debt”) mature nine months from the date of borrowing. The ABK Short-Term Debt facilities include a $3.0 million U.S. Dollar time loan facility and $0.2 million U.S. dollars in letters of guarantee. The ABK Short-Term Debt accrues interest at 1.65% per annum over The Central Bank of Egypt’s Corridor Offer Rate. As of June 30, 2021, and December 31, 2020, this resulted in an interest rate of 11% and 11%, respectively. As of June 30, 2021, the Company had utilized $0.2 million of the ABK Short-Term Debt facility and $0.2 million in letters of guarantee with $2.8 million and $0.0 (zero) million, respectively, available to the Company. As of December 31, 2020, the Company had utilized $2.3 million of the ABK Short-Term Debt facility and $0.2 million in letters of guarantee with $0.8 million and $0.0 (zero) million, respectively, available to the Company. There are no financial covenants associated with the ABK Short-Term Debt.

HSBC Loan Line

On May 3, 2021, the Company borrowed $9.9 million from HSBC to provide short term liquidity for the Action Business Combination. The initial loan was repayable on July 3, 2021 but was subsequently extended to September 3, 2021 at management’s exclusive discretion. Interest accrues at a rate of 1.25% per annum. The maximum tenor of the loan is 6 months from the date of issuance.

Other debt information

As part of the SAPESCO transaction, the Company also assumed other working capital facilities totaling $0.6 million with two banks. The facilities are used for letters of guarantee. As of June 30, 2021, the Company has utilized $0.6 million of these facilities with $0.0 (zero) million available.

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Capital Resources

In the next twelve months, we believe cash on hand, cash flows from operating activities and available credit facilities, including those of our subsidiaries, will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, and support the development of our short-term operating strategies.

We plan to pursue strategic acquisitions as an element of our business strategy. The timing, size or success of any acquisition and the associated potential capital commitments are unpredictable and uncertain. We may seek to fund all or part of any such acquisition with proceeds from debt or equity issuances, or may issue equity directly to the sellers, in any such acquisition, or any combination thereof. Our ability to obtain capital for strategic acquisitions will depend on our future operating performance, financial condition and, more broadly, on the availability of equity and debt financing. Capital availability will be affected by prevailing conditions in our industry, the global economy, the global financial markets and other factors, many of which are beyond our control. In addition, any additional debt service requirements we take on could be based on higher interest rates and shorter maturities and could impose a significant burden on our results of operations and financial condition, and the issuance of additional equity securities could result in significant dilution to our shareholders.

Other Factors Affecting Liquidity

Customer receivables. In line with industry practice, we bill our customers for our services in arrears and are, therefore, subject to our customers delaying or failing to pay our invoices. In weak economic environments, we may experience increased delays and failures to pay our invoices due to, among other reasons, a reduction in our customers’ cash flow from operations and their access to the credit markets as well as unsettled political conditions. If our customers delay paying or fail to pay us a significant amount of our outstanding receivables, it could have a material impact on our liquidity, results of operations and financial condition.

Shelf registration statement. On August 23, 2019, the Company filed a shelf registration statement on Form F-3 with the SEC. On September 13, 2019, the SEC declared the shelf registration statement effective. The shelf registration statement gives the Company the ability to sell up to $300.0 million of the Company’s ordinary shares from time to time in one or more offerings. The specific terms, including the amount of any ordinary shares to be sold in such an offering, if it does occur, would be described in supplemental filings with the SEC. The shelf registration statement currently provides the Company additional flexibility about potential financings that it may undertake when market conditions permit. The shelf registration statement will expire in 2022.

For other matters affecting liquidity, see Item 5E, “Off-Balance Sheet Arrangements” below.

Off-Balance Sheet Arrangements

Letters of credit. The Company had outstanding letters of credit amounting to $13.9 million and $16.9 million as of June 30, 2021, and December 31, 2020, respectively.

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Guarantee agreements. In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees which totaled $109.0 million and $101.5 million as of June 30, 2021, and December 31, 2020, respectively. We have also entered into cash margin guarantees totaling $3.3 million and $3.4 million at June 30, 2021, and December 31, 2020, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our condensed consolidated interim financial statements.

Contractual Obligations

The information in the Annual Report on Form 20-F for the year ended December 31, 2020 under the section entitled “Tabular Disclosure of Contractual Obligations” in Part I, Item 5F, is hereby incorporated by reference into this Periodic Report. As of June 30, 2021, there were no material changes to this disclosure regarding our contractual obligations.

Critical Accounting Policies and Estimates

The information in the Annual Report on Form 20-F for the year ended December 31, 2020 under the section entitled “Critical Accounting Policies and Estimates” in Part I, Item 5A, is hereby incorporated by reference into this Periodic Report. As of June 30, 2021, there were no material changes to this disclosure regarding our Critical Accounting Policies and Estimates made in the Annual Report.

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ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include transaction gains and losses associated with transactions denominated in currencies other than a location’s functional currency.

US dollar balances in the United Arab Emirates, Saudi Arabia, Oman, Kuwait and Qatar entities are not considered to represent significant currency risk as the respective currencies in these countries are pegged to the U.S. dollar. Our foreign currency risk arises from the settlement of transactions in currencies other than our functional currency, specifically in Algerian Dinar, Egyptian Pound, Libyan Dinar, and Iraqi Dinar. However, customer contracts in these countries are largely denominated in U.S. dollars.

Credit Risk

Credit risk is the risk that one party to a financial instrument may fail to discharge an obligation and cause the other party to incur a financial loss. We are exposed to credit risk on our accounts receivable, unbilled revenue, and other receivables and certain other assets (such as bank balances) as reflected in our Condensed Consolidated Balance Sheet, with the maximum exposure equaling the carrying amount of these assets in the Condensed Consolidated Balance Sheet. We seek to manage our credit risk with respect to banks by only dealing with reputable banks (our cash and cash equivalents are primarily held with banks and financial institution counterparties that are rated A1 to Baa3, based on Moody’s ratings) and with respect to customers by monitoring outstanding receivables and following up on outstanding balances. Management also considers the factors that may influence the credit risk of its customer base, including the default risk of the industry and the country in which our customers operate. We sell our products to a variety of customers, mainly to national oil company customers in the MENA and Asia Pacific regions.

Liquidity Risk

Liquidity risk is the risk that we may not be able to meet our financial obligations as they fall due. Our approach to managing liquidity risk is to ensure, as far as possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable costs or liabilities. We maintain cash flow forecasts to monitor our liquidity position.

Accounts payable are normally settled within the terms of purchase from the supplier. We believe cash on hand, cash flows from operating activities and the available credit facilities will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, and support the development of our short-term and long-term operating strategies.

Market Risk

We are exposed to market risks primarily from changes in interest rates on our long-term borrowings as well as fluctuations in foreign currency exchange rates applicable to our foreign subsidiaries and where local exchange rates are not pegged to the U.S. dollar (Algeria, Libya, Egypt and Iraq). However, the foreign exchange risk is largely mitigated by the fact that all customer contracts are denominated in U.S. dollars.

We do not use derivatives for trading purposes, to generate income or to engage in speculative activity.

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ITEM 4. INTERNAL CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that material information required to be disclosed in our reports that we submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended), were effective as of the end of the period covered by this Periodic Report.

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PART II - OTHER INFORMATION

Item 1. Legal Proceedings.

We are not and have not been involved in any material legal proceedings, other than legal proceedings in the ordinary course of business incidental to our business. Although no assurances can be given about the final outcome of pending legal proceedings, at the present time we are not a party to any legal proceeding or investigation that, in the opinion of management, is likely to have a material impact on our business, financial condition or results of operations.

There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial shareholder of more than five percent of voting securities, is an adverse party or has a material interest adverse to the above-mentioned Company’s interest.

Item 1A. Risk Factors.

Risks Relating to Our Business and Operations

There are several factors that affect our business and operations, many of which are beyond our control. In addition to information set forth in this Periodic Report, careful consideration should be given to the risk factors discussed under the caption “Risk Factors” in Part I, Item 3D of the Annual Report on Form 20-F for the year ended December 31, 2020, which could have a material impact on our business, financial condition or results of operations and are hereby incorporated by reference into this Periodic Report. Such risks are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also have a material impact on our business, financial condition or results of operations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL ENERGY SERVICES REUNITED CORP.

Date: August 6, 2021		/s/ Sherif Foda
	Name:	Sherif Foda
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: August 6, 2021		/s/ Christopher L. Boone
	Name:	Christopher L. Boone
	Title:	Chief Financial Officer
(Principal Financial and Accounting Officer)

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